Bridging The Technology Gap

LASERSIGHT®

sharp focus | broad vision™

2001 Annual Report

Milestones

JANUARY '01

LaserSight receives FDA clearance for distribution of AstraMax Diagnostic Workstation, a revolutionary new device which can be used to acquire diagnostic data for procedures that require precise and accurate measurements of the eye.

APRIL '01

LaserSight launches UltraShaper Durable Keratome after being fully documented and tested in a broad-based market evaluation prior to launch. No other keratome has been brought to market with this level of clinical support.

SEPTEMBER '01

LaserSight licenses its '679 scanning patent to Bausch & Lomb, the first license granted by LaserSight to its '679 scanning patent and validation of the importance of the patent in the advancement of laser vision correction and our technology.

SEPTEMBER '01

FDA approves LaserSight's LaserScan LSX Excimer Laser System for LASIK treatment of myopic astigmatism, a milestone which provides the Company with the ability to capture a more significant share of the U.S. laser vision correction market.

NOVEMBER '01

LaserSight launches new CustomEyes technology into international markets with the introduction of the AstraScan Custom Laser System and CustomEyes Ablation Planner, further enhancing visual outcomes achieved with its advanced technology platform.

JANUARY '02

United States Patent and Trademark Office reissues LaserSight's U.S. Patent No. 5,520,679, (Ophthalmic Surgery Method Using Non-Contact Scanning Laser), formerly known as the '679 patent as U.S. Patent No. RE37,504–confirming LaserSight's broad rights to scanning in refractive surgery, protecting the uniqueness of our LSX and AstraScan precision beam microspot scanning technology.

MAY '02

LaserSight enters into a patent licensing agreement with Alcon, Inc. relating to LaserSight's U. S. Patent No. RE37,504 (the '504 scanning patent) with provisions that LaserSight and Alcon would cooperate in the future enforcement of the patent and share in the funds generated by such future enforcement.

AUGUST '02

LaserSight enters into strategic partnership with Shenzhen New Industries Medical Development Co., People's Republic of China, which includes the purchase of at least $10 million worth of LaserSight products during the twelve month period immediately following execution of the agreement, distribution of LaserSight products in mainland China, Hong Kong, Macao and Taiwan, and a $2 million equity investment in LaserSight Incorporated.

Corporate Profile

LaserSight is a leading supplier of quality technology solutions for laser vision correction and has pioneered its patented precision microspot scanning technology since it was introduced in 1992. Its products include the LaserScan LSX® and AstraScan® precision microspot scanning systems, its international research and development activities related to the Astra family of products used to perform custom ablation procedures known as CustomEyes and its MicroShape® family of keratome products.

The Astra family of products includes the AstraMax® diagnostic work station designed to provide precise diagnostic measurements of the eye and the CustomEyes Planner with CIPTA and AstraPro® software; surgical planning tools that utilize advanced levels of diagnostic measurements for the planning of personalized custom ablation treatments.

Dear Fellow LaserSight Shareholders:

Looking back, the past year has been challenging to the laser vision correction business. The combined effects of an economic downturn and the tragic events of September 11th presented difficulties never before faced by this industry. Industry analysts reported that during the summer of 2001 the laser vision correction (LVC) business experienced its first ever slow down in growth. This significantly hampered our ability to sell our products, and as a result, during August 2001 we began an aggressive campaign to reduce spending and control costs, including reductions in staff, while continuing to ready ourselves to expand commercialization of our products upon receipt of additional FDA approvals. The events of September 11, 2001 further adversely impacted the LVC industry and the already slowing economy.

As a result, procedure volumes declined and many laser purchases were delayed. We received our FDA LASIK/astigmatism approval on September 28, 2001 during this negative economic downturn. The November 2001 meeting of the American Academy of Ophthalmology was an opportunity for us to demonstrate our LSX® and AstraScan® precision microspot scanning systems and our CustomEyes custom ablation platform. With the tightening economic conditions we were still able to achieve laser system sales during the later part of the fourth quarter of 2001.

Important progress was made during 2001 and 2002 to enhance the commercialization of our products, including FDA approval for LASIK treatment of myopia and myopia with astigmatism, successful international introduction and launch of our AstraScan® precision microspot scanning system and CustomEyes Ablation Planning technology, broadening of the claims of our scanning patent through reissue of the patent by the United States Patent and Trademark Office, the commercial launch of the AstraMax® Stereotopographer, licensing our scanning patent, and most recently a strategic relationship with Shenzhen New Industries Medical Development Co. and their Hong Kong affiliate relating to product sales, distribution and an equity investment in LaserSight.

We have taken many actions that set the stage for restoring shareholder value. We have carefully managed expenses, reduced costs and implemented stricter terms for sales in the international market. Some of the strategic planning and cost reduction activities to date include:

- Redefinition and focus on our business strategy.
- Intensified sales activity in focused geographic areas with financial terms more favorable to LaserSight.
- A 66% reduction in the number of employees.
- Consolidation of manufacturing facilities and a streamlining of operations.
- A 54% reduction in Orlando, Florida facilities for all operations.
- Reductions in net cash used in operating activities. During the six months ended June 30, 2002, net cash used in operations was reduced to $1.1 million compared to $12.6 million during the first half of 2001.

We remain in a challenging cash position and recognize that continuing to achieve our sales goals and maintaining strict financial control is important to the Company's continued operation. We are committed to maintaining this focus as we have during the past twelve months.

Today, even before we re-enter the U.S. market, we have demonstrated our ability to undertake a turnaround strategy based on a smaller and more efficient company capable of meeting our current level of business activity and able to execute our plan for the international market and for the U.S. market upon future FDA approvals. Our continuing strategy must be to increase revenues and leverage our reduced cost structure to achieve positive cash flow in order to ultimately reach profitability.

As we move forward with our new strategic partner and investor, Shenzhen New Industries Medical Development Co. we have an opportunity to build a new and successful LaserSight based on our unique and clinically proven technology. While we believe that this Annual Report provides valuable information that will assist you in evaluating LaserSight as an investment, we encourage you to refer to LaserSight's more recent filings, including without limitation, our Form 10-K, Form 10-Q and Form 8-K reports.

Michael R. Farris
President and Chief Executive Officer

Products



Laserscan LSX Excimer Laser System

The LaserScan LSX excimer laser system is based on precision micro-spot scanning technology covered under its U.S. Patent No. RE37,504 (the '504 Scanning Patent). The Company's excimer laser systems offer refractive surgeons a unique combination of features not available with any other refractive laser currently available in the U.S. market. These features include the lowest laser fluence (89 millijoules per square centimeter) delivered in a super gaussian precision scanned microspot beam, the highest laser pulse repetition rate (200 Hz) approved by the FDA and patented beam scanning patterns that optimize refractive outcomes and smoothness of the corneal surface.

AstraMax Diagnostic Workstation

The AstraMax integrated diagnostic workstation is based on technology and patents acquired in 2000 from Premier Laser Systems, Inc. related to a development project designed to provide front-to-back analysis and total refractive measurement of the eye. Commercially released in Q2 2002, the diagnostic measurements from the AstraMax can be utilized for a broad spectrum of ophthalmic applications. The AstraMax diagnostic workstation can be utilized in both ophthalmic and optometric practices to acquire diagnostic data for procedures that require precise and accurate measurements of the eye.





Custom Eyes

LaserSight's CustomEyes approach to customized ablations is based on the internationally proven and patented technology of the AstraScan custom laser system and the clinically proven CustomEyes Custom Ablation Planning Software. By combining the precision corneal diagnostic capabilities of the AstraMax diagnostic workstation with CustomEyes Planning Software and the AstraScan Custom Laser System, the LaserSight platform currently provides international refractive surgeons advanced technology and a means to further enhance visual outcomes achieved with our technology platform.

Ultrashaper Durable Keratome

The UltraShaper Durable Keratome is an automated, gear-driven keratome designed to provide consistent and reliable results from patient to patient. Working with refractive surgeons, LaserSight was able to develop a design that incorporates advancements into the UltraShaper that address a number of the issues encountered with current keratome designs. The steady speed and movement of the keratome during surgery in addition to several patented features, yields repeatable results. The UltraShaper is part of LaserSight's MicroShape family of keratome products which, in addition to the durable keratome, includes UltraEdge keratome blades.



Selected
Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The summary financial information as of and for each of the years in the five-year period ended December 31, 2001 is derived from our consolidated financial statements for such years. The financial data presented below have been restated to present the discontinued operations in accordance with Accounting Principles Board Opinion No. 30.

(In thousands, except for per share amounts)	2001	2000	1999	1998	1997
Net sales	$ 13,468	$ 33,697	$ 21,374	$ 17,080	$23,180
Gross profit	6,083	18,892	11,753	11,031	11,010
Loss from operations	(26,121)	(21,787)	(14,390)	(10,919)	(8,141)
Gain on sale of subsidiaries	—	—	—	364	4,129
Loss from continuing operations	(22,663)	(21,021)	(13,712)	(11,109)	(5,252)
Net loss	(26,190)	(21,430)	(14,424)	(11,882)	(7,253)
Conversion discount on preferred stock	—	—	—	(859)	(42)
Dividends and accretion on preferred stock	—	—	—	(2,752)	(298)
Loss attributable to common stockholders	(26,190)	(21,430)	(14,424)	(15,493)	(7,593)
Basic loss per common share	(1.04)	(1.02)	(0.89)	(1.26)	(0.80)
Diluted loss per share	(1.04)	(1.02)	(0.89)	(1.26)	(0.80)
Working capital	13,864	20,680	21,648	14,875	12,730
Total assets	36,310	51,876	49,379	43,873	50,461
Long-term obligations	2,926	110	100	560	500
Redeemable convertible preferred stock	—	—	—	—	11,477
Stockholders' equity	15,472	37,335	39,578	34,015	27,040

Management's Discussion

and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of LaserSight's consolidated results of operations and consolidated financial position should be read in conjunction with the Selected Consolidated Financial Data and LaserSight's consolidated financial statements, including the notes thereto, appearing elsewhere in this report. We have significant liquidity and capital resource issues relative to the timing of our accounts receivable collection and the successful completion of new sales compared to our ongoing payment obligations and our auditors have indicated that our recurring losses from operations and net capital deficiency raises substantial doubt about our ability to continue as a going concern. See "Liquidity and Capital Resources" and "Risk Factors and Uncertainties—We have experienced significant losses and operating cash flow deficits and we expect that operating cash flow deficits will continue and absent further financing or significant improvement in sales, potentially result in our inability to continue operations."

All references to years are to LaserSight's fiscal years ended December 31, 2001, 2000 and 1999, unless otherwise indicated.

OVERVIEW

LaserSight's net loss for 2001 was $26,189,692, or $1.04 per basic and diluted common share, on net sales of $13,468,039, while the net loss for 2000 was $21,430,081, or $1.02 per basic and diluted common share, on net sales of $33,697,056. The net losses are primarily attributable to the expenses generated by our refractive products segment.

LaserSight is principally engaged in the manufacture and supply of microspot scanning excimer laser systems, software for custom ablation planning and programming, diagnostic products for precision measurements of the eye, keratomes, keratome blades and other related products used to perform procedures that correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. Since 1994, we have marketed our laser systems commercially in over 30 countries worldwide and currently have an installed base of approximately 400 scanning laser systems outside the U.S., including over 220 of our LaserScan LSX laser systems.

In November 1999, we received FDA approval for commercialization of our LaserScan LSX laser systems in the U.S., and shipments of that product in the U.S. began in March 2000.

Our MicroShape family of keratome products includes our UltraShaper durable keratome, a control console, and our UltraEdge keratome blades. We began commercial shipments of our UltraShaper durable keratomes during the second quarter of 2001, and anticipate that sale of UltraEdge keratome blades will provide us with the opportunity to participate in the significant growth in refractive laser vision correction procedure volume by generating a recurring revenue stream.

We believe that our LaserScan LSX laser system will make a more significant contribution to our future operating results as a result of the expected increase in shipments of these laser systems to U.S. customers after we received FDA approval for treatment of myopia with astigmatism in September 2001. In addition, the commercial launch of our UltraShaper durable keratome in the fourth quarter of 2001 and the expected commercialization of our AstraMax diagnostic workstation during 2002 should contribute to our future operating results. As a result of these significant developments, our historical financial statements may not be indicative of our future performance. However, we expect to continue to incur a loss and a deficit in cash flow at least through the first half of 2002.

We also license our '504 scanning patent to other participants in the excimer laser industry. For information regarding our export sales and operating revenues, operating profit (loss) and identifiable assets by industry segment, see Note 14 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, information derived from our consolidated statements of operations expressed as a percentage of net sales, and the percentage change in such items from the comparable prior year period. Any trends illustrated in the following table are not necessarily indicative of future results. The percentages presented below have been restated to present the discontinued operations in accordance with Accounting Principles Board Opinion No. 30.

	As a Percentage of Net Sales Year Ended December 31,			Percentage Increase (Decrease) Over Prior Periods Year Ended December 31,	
	2001	2000	1999	2000 to 2001	1999 to 2000
Statements of Operations Data:					
Net revenues:					
Refractive products	97.1%	92.2%	90.8%	(57.9)%	60.1%
Patent services	2.9	7.8	9.2	(85.1)	33.6
Net revenues	100.0	100.0	100.0	(60.0)	57.7
Gross profit[1]	45.2	56.1	55.0	(67.8)	60.7
Research, development and regulatory expenses[2]	24.3	13.7	14.7	(29.2)	47.2
Other general and administrative expenses	176.4	65.2	74.9	8.2	37.2
Selling-related expenses[3]	34.7	22.6	22.0	(38.7)	61.8
Amortization of intangibles	3.7	7.0	10.7	(78.7)	3.1
Impairment loss	—	12.2	—	N/M	N/M
Loss from operations	(193.9)	(64.6)	(67.3)	19.9	51.4

N/M Not meaningful.

1. As a percentage of net revenues, the gross profit for refractive products only for each of the three years ended December 31, 2001, 2000 and 1999 were 44%, 52% and 50%, respectively.

2. As a percentage of refractive product net revenues, research, development and regulatory expenses for each of the three years ended December 31, 2001, 2000 and 1999 were 25%, 15% and 16%, respectively.

3. As a percentage of refractive product net revenues, selling-related expenses for each of the three years ended December 31, 2001, 2000 and 1999 were 36%, 25% and 24%, respectively.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues. Net revenues for the year ended December 31, 2001 decreased by $20.2 million, or 60%, to $13.5 million from $33.7 million in 2000.

During the year ended December 31, 2001, refractive products revenues decreased $18.0 million, or 58%, to $13.1 million from $31.1 million in 2000. This revenue decrease was primarily the result of decreased sales of the LaserScan LSX excimer laser system. During the year ended December 31, 2001, excimer laser system sales accounted for approximately $11.4 million in revenues compared to $27.5 million in revenues in 2000. During the year ended December 31, 2001, 46 laser systems were sold compared to 90 laser systems sold in 2000. The reduction in laser sales is primarily attributable to the delayed FDA approval of our laser in the U.S. for the treatment of astigmatism and the general economic slowdown in many regions of the world.

Net revenues from patent services for the year ended December 31, 2001 decreased approximately $2.2 million, or 85%, to $0.4 million from $2.6 million in 2000, due to the March 2001 sale of most rights associated with the Blum Patent.

Cost of Revenues; Gross Profit. For the year ended December 31, 2001 and 2000, gross profit margins were 45% and 56%, respectively. The gross margin decrease during the year ended December 31, 2001 was primarily attributable to decreased sales and lower average selling prices of the LaserScan LSX excimer laser system, causing overhead to be a higher percentage of sales. In addition, royalty revenues decreased in 2001 as a result of the sale of the Blum Patent in March 2001. The decreased number of laser sales resulted in lower raw material costs relating to the LaserScan LSX excimer laser system of $4.9 million and there was a decrease in our inventory obsolescence reserve of $0.9 million from 2000.

Research, Development and Regulatory Expenses. Research, development and regulatory expenses for the year ended December 31, 2001 decreased $1.3 million, or 29%, to $3.3 million from $4.6 million in 2000. We continued to develop our keratome systems and excimer laser systems and continued to pursue protocols in our effort to attain and expand our FDA approvals for our refractive products. As a result of the continued development of our AstraMax diagnostic workstation, we expect research and development expenses during 2002 to continue at approximately the same levels incurred during 2001. Regulatory expenses are expected to remain constant as a result of our continued pursuit of various FDA approvals, including pre-market approval supplements, and the possible development of additional pre-market approval supplements and future protocols for submission to the FDA.

Other General and Administrative Expenses. Other general and administrative expenses for the year ended December 31, 2001 increased $1.8 million, or 8%, to $23.8 million from $22.0 million in 2000. This increase was due to an increase in expenses incurred at our refractive products operations of approximately $2.2 million related to enhancements to the customer support and training, sales and marketing and software development departments of $0.9 million and $1.4 million of legal fees related to patent issues and litigation. The patent litigation, which accounted for a significant portion of those legal fees, was settled in May 2001, and we have experienced a significant decrease in our legal expenses since that time.

Selling-Related Expenses. Selling-related expenses consist of those items directly related to sales activities, including commissions on sales, royalty or license fees, warranty expenses, and costs of shipping and installation. Commissions and royalties, in particular, can vary significantly from sale to sale or period to period depending on the location and terms of each sale. Selling-related expenses for the year ended December 31, 2001 decreased $2.9 million, or 39%, to $4.7 million from $7.6 million in 2000. This decrease was primarily attributable to a $1.4 million decrease in sales commissions resulting from lower sales and a decrease of $1.5 million of warranty expense primarily related to decreased laser system sales. Selling-related expenses increased as a percentage of revenue during 2001 over 2000. This increase primarily resulted from additional license fee expense for our keratome products of $0.4 million due to minimum royalties under our January 2001 amended and restated license agreement, regardless of keratome sales, and a higher proportion in 2001 of international laser sales, which include a royalty based on selling price, to total sales. See "Risk Factors and Uncertainties—Company and Business Risks—Required minimum payments under our keratome license agreement may exceed our gross profits from sales of our keratome products." In addition, the decrease in patent services revenue did not result in a reduction of selling-related expenses, which are related to refractive products.

Amortization of Intangibles. During the year ended December 31, 2001, costs relating to the amortization of intangible assets decreased $1.9 million, or 79%, to $0.5 million from $2.4 million in 2000. This decrease was due to the impairment loss incurred on certain intangible assets at December 31, 2000 of approximately $4.1 million, reducing future amortization expenses, and the sale of the Blum Patent in March 2001 that had an unamortized book value at the date of sale of approximately $2.4 million. Our intangible assets include acquired technologies, patents and license agreements.

Loss From Operations. The operating loss for the year ended December 31, 2001 was $26.1 million compared to the operating loss of $21.8 million in 2000. This increase in the loss from operations was primarily due to the decrease in sales of our LaserScan LSX excimer laser system and an increase in other general and administrative expenses related to our refractive products operations.

Other Income and Expenses. Interest and dividend income for the year ended December 31, 2001 was $0.6 million, a decrease of $0.3 million from 2000. Interest and dividend income was earned from the investment of cash and cash equivalents and the collection of long-term receivables related to laser system sales. Interest expense of approximately $0.5 million for the year ended December 31, 2001 was primarily attributable to the loan and credit facility we established in March 2001. Other income included a net gain, after expenses associated with the sale, of $4.0 million from the sale of the Blum Patent in March 2001. The patent was sold for $6.4 million net of related expenses and, prior to the sale, had a book value at the date of sale of approximately $2.4 million. Other expenses for the year ended December 31, 2001 included approximately $0.6 million in payments related to the settlement of patent litigation.

Income Taxes. For the year ended December 31, 2001 and 2000, LaserSight had no income tax expense.

Discontinued Operations. Costs related to the discontinued operations of the health care services segment were $3.5 million during the year ended December 31, 2001 compared to $0.4 million during the year ended December 31, 2000. The increase included approximately $3.0 million of goodwill impairment resulting from the decision to discontinue the operations and a provision for losses during the phase out period of $0.1 million.

Net Loss. Net loss for the year ended December 31, 2001, was $26.2 million compared to a net loss of $21.4 million in 2000. The increased net loss for the year ended December 31, 2001 can be attributed to the decrease in sales of our LaserScan LSX excimer laser system, an increase in other general and administrative expenses related to our refractive products operations and the discontinued health care services operations, partially offset by the gain generated by the sale of the Blum Patent.

Loss Per Share. The loss per basic and diluted share was $1.04 for the year ended December 31, 2001 and $1.02 in 2000. During the year ended December 31, 2001, the weighted average shares of common stock outstanding increased primarily due to the conversion of preferred stock during 2000 and 2001, the September 2000 private placement of common stock, the issuance of common stock related to our July 2001 financing and the issuance of shares related to the amended and restated license and royalty agreement related to our keratome products.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues. Net revenues for the year ended December 31, 2000 increased by $12.3 million, or 58%, to $33.7 million from $21.4 million in 1999.

During the year ended December 31, 2000, refractive products revenues increased $11.7 million, or 60%, to $31.1 million from $19.4 million in 1999. This revenue increase was primarily the result of increased sales of the LaserScan LSX due to our ability to sell laser systems in the U.S., the higher price of the LaserScan LSX excimer laser system and the introduction of our blade and keratome-related products. See "Risk Factors and Uncertainties—Industry and Competitive Risks—We cannot assure you that our keratome products will achieve market acceptance." During the year ended December 31, 2000, excimer laser system sales accounted for approximately $27.5 million in revenues compared to $17.0 million in 1999. During the years ended December 31, 2000 and 1999, respectively, LaserScan LSX system sales accounted for substantially all excimer laser system sales. During the year ended December 31, 2000, 90 laser systems were sold, compared to 65 laser system sales in 1999. Of the 90 laser systems sold in 2000, 7 were discounted sales to existing customers compared to 65 laser systems sold that included 14 discounted sales to existing customers in 1999.

Net revenues from patent services for the year ended December 31, 2000 increased approximately $0.6 million, or 34%, to $2.6 million from $2.0 million in 1999, due to increased licensing fees.

Cost of Revenue; Gross Profits. For the years ended December 31, 2000 and 1999, gross profit margins were 56% and 55%, respectively. The gross margin increase during the year ended December 31, 2000 was primarily attributable to increased sales of the LaserScan LSX excimer laser system and higher patent and health care services revenues. These increased sales were partially offset by higher raw material costs relating to the LaserScan LSX excimer laser system and an increase in our inventory obsolescence reserve of $1.0 million. This additional reserve primarily relates to a write down of our aesthetic inventory, consisting mainly of erbium lasers used for skin resurfacing. This product line is not part of our focus on refractive products.

Research, Development and Regulatory Expense. Research, development and regulatory expenses for the year ended December 31, 2000 increased $1.5 million, or 47%, to $4.6 million from $3.1 million in 1999. We continued to develop our keratome systems, excimer laser systems and continued to pursue expanded FDA approvals for our refractive products and added the development of new technologies like our AstraMax diagnostic workstation. Regulatory expenses continued as a result of our continued pursuit of FDA approvals, protocols added during 1999 related to the potential use of our laser systems for treatments utilizing the LASIK procedure, pre-market approval supplements added during 2000 and the possible development of additional pre-market approval supplements and future protocols for submission to the FDA.

Other General and Administrative Expenses. Other general and administrative expenses for the year ended December 31, 2000 increased $6.0 million, or 37%, to $22.0 million from $16.0 million in 1999. This increase was due to an increase in expenses incurred at our refractive products subsidiary of approximately $6.3 million over 1999. These included enhancements primarily to the customer support and training, sales and marketing departments, including the establishment of a U.S. sales department, of $3.0 million, the establishment of our European operation of $0.6 million, higher depreciation costs of $0.4 million and $1.2 million of legal fees related to patent issues and litigation. See "Risk Factors and Uncertainties—Financial and Liquidity Risks—If our uncollectible receivables exceed our reserves we will incur additional unanticipated expenses, and we may experience difficulty collecting restructured receivables with extended payment terms."

Selling-Related Expenses. Selling-related expenses consist of those items directly related to sales activities, including commissions on sales, royalty or license fees, warranty expenses, and costs of shipping and installation. Commissions and royalties, in particular, can vary significantly from sale to sale or period to period depending on the location and terms of each sale. Selling-related expenses for the year ended December 31, 2000 increased $2.9 million, or 62%, to $7.6 million from $4.7 million in 1999. This increase was primarily attributable to a $1.0 million increase in sales commissions resulting from increased laser system sales, an increase of $1.1 million in license fees primarily resulting from the introduction of our keratome products and an increase of $1.0 million of warranty expense primarily related to increased laser system sales. During the last six months of 2000, $0.8 million of keratome-related royalties resulted from minimum royalty obligations. See "Risk Factors and Uncertainties—Company and Business Risks - Required minimum payments under our keratome license agreement may exceed our gross profits from sales of our keratome products."

Amortization of Intangibles. During the year ended December 31, 2000, costs relating to the amortization of intangible assets was $2.4 million, approximately the same as in 1999. Items directly related to the amortization of intangible assets are acquired technologies, patents and license agreements.

Impairment Loss. During the fourth quarter of 2000, we recorded an impairment loss of approximately $2.3 million related to goodwill of our LaserSight Centers subsidiary. The combination of increased price competition and resulting losses in many other laser centers businesses during 2000 and our increased focus on refractive product development and commercialization resulted in management's decision in late 2000 to abandon the strategy of a mobile laser business. As a result, management performed an evaluation of the recoverability of such goodwill, and concluded that a significant impairment of intangible assets had occurred. An impairment charge was required because the carrying value of the assets could not be recovered through estimated net cash flows.

During the fourth quarter of 2000, we also recorded an impairment loss of approximately $1.8 million related to the PMA application acquired in 1997. In December 2000, we submitted to the FDA our own PMA supplement representing data from clinical trials performed on our LSX laser system, an advantage over the PMA application acquired in 1997. In addition, the FDA has audited and approved our manufacturing operation for the LSX laser system. This December 2000 submission resulted in management's decision to abandon further efforts related to the PMA application acquired in 1997. As a result, management performed an evaluation of the recoverability of such intangible asset, and concluded that a significant impairment of it had occurred. An impairment charge was required because the carrying value of the assets could not be recovered through estimated net cash flows.

Loss From Operations. The operating loss for the year ended December 31, 2000 was $21.8 million compared to the operating loss of $14.4 million in 1999. This increase in the loss from operations was primarily due to the increase in sales of our LaserScan LSX excimer laser system and an improvement in the operating gain generated by our patent services subsidiary, more than offset by an increase in other general and administrative expenses related to our refractive products operations as well as impairment loss of $4.1 million.

Other Income and Expense. Interest and dividend income for the year ended December 31, 2000 was $0.9 million, an increase of $0.1 million over the comparable period in 1999. Interest and dividend income was earned from the investment of cash and cash equivalents and the collection of long-term receivables related to laser system sales. Interest expense for the years ended December 31, 2000 and 1999 was not material.

Income Taxes. For the years ended December 31, 2000 and 1999, LaserSight had no income tax expense as a result of net losses.

Discontinued Operations. Costs related to the discontinued operations of the health care services segment were $0.4 million during the year ended December 31, 2000 compared to $0.7 million during the year ended December 31, 1999. The improvement resulted from increased revenues during 2000.

Net Loss. Net loss for the year ended December 31, 2000, was $21.4 million compared to a net loss of $14.4 million in 1999. The increase in net loss for the year ended December 31, 2000 can be attributed to the increase in sales of our LaserScan LSX excimer laser system and an improvement in the operating gain generated by our patent services subsidiary, more than offset by an increase in other general and administrative expenses related to our refractive products operations as well as an impairment loss of $4.1 million.

Loss Per Share. The loss per basic and diluted share was $1.02 for the year ended December 31, 2000 and $0.89 in 1999. During the year ended December 31, 2000, the weighted average shares of common stock outstanding increased primarily due to the conversion of preferred stock, private placements of common stock and the exercise of options and warrants.

LIQUIDITY AND CAPITAL RESOURCES

We have significant liquidity and capital resource issues relative to the timing of our accounts receivable collection and the successful completion of new sales compared to our ongoing payment obligations. We believe we will need to generate increased revenues, collect them and reduce our expenditures relative to our recent history. While we are working to achieve these improved results, we cannot assure you that we will be able to generate increased revenues and collections to offset required cash expenditures.

Our working capital remains positive (approximately $8.0 million as of the end of March 2002), though the timing of the conversion of our current assets into cash is not totally in our control. For example, we cannot dictate the timing of the collection of our accounts receivable with our customers and converting our inventory is dependent on our ability to generate new sales of our products and collect the sales price in a timely manner.

Management expects LaserSight's cash and cash-equivalent balances and funds from operations (which are principally the result of sales and collection of accounts receivable) will be sufficient to meet its anticipated operating cash requirements for only the next two to four weeks in the absence of LaserSight obtaining an additional source of capital or a significant improvement in our cash flows from operations. Our expectations regarding future working capital requirements and our ability to continue operations are based on various factors and assumptions which are subject to substantial uncertainty and risks beyond our control and no assurances can be given that these expectations will prove correct. The occurrence of adverse developments related to these risks and uncertainties or others could result in LaserSight being unable to generate additional sales and collect new and outstanding accounts receivable and the incurrence of unforeseen expenses or LaserSight being unable to control expected expenses and overhead. If we fail to generate additional sales and collect new and outstanding accounts receivable or incur unforeseen expenses or fail to control our expected expenses and overhead, we will likely be unable to continue operations for the expected two to four week period in the absence of obtaining additional sources of capital.

We are actively seeking investors to invest in the range of $1.5 million to $3.0 million in equity and/or debt, as well as distribution agreements for certain products, which would provide temporary relief from our current liquidity pressures. However, even if we succeed in completing a financing transaction, we cannot assure you that we will be able to generate increased revenues and collections to offset required cash expenditures in a timely manner. Additionally, if we are able to enter transactions to meet our liquidity needs, it could be on terms that seriously dilute our present stockholders or significantly restrict the flexibility of our business. See "Risk Factors and Uncertainties—Industry and Competitive Risks—We cannot assure you that we have the liquidity to survive long enough to achieve market acceptance with our products in the U.S." and "—Financial and Liquidity Risks—We have experienced significant losses and operating cash flow deficits and we expect that operating cash flow deficits will continue and absent further financing or significant improvement in sales, potentially result in our inability to continue operations."

Our principal sources of funds have historically been from sales of preferred stock and common stock, sales of subsidiaries and patent rights and, to a lesser extent, our operating cash flows. We issued equity securities totaling approximately $14.8 million in 1997, $15.8 million in 1998, $8.9 million in 1999, $19.1 million in 2000 and $3.0 million in 2001, and received proceeds from the exercise of stock options, warrants and our Employee Stock Purchase Plan of approximately $98,000 in 1997, $0.5 million in 1998, $10.4 million in 1999, $85,000 in 2000 and $67,000 in 2001. In addition, we sold subsidiaries and various patent rights, resulting in proceeds to us of approximately $10.5 million in 1997, $12.7 million in 1998 and $6.5 million in 2001. Additionally, we received $5.0 million in 2001 for a paid-up license to our '679 Scanning Patent. We have principally used these capital resources to fund operating losses, working capital requirements, capital expenditures, acquisitions and retirement of debt. At December 31, 2001, we had an accumulated deficit of $85.8 million.

On March 1, 2001, we completed the sale of U.S. Patent No. 4,784,135 (Blum Patent) for a cash payment of $6.4 million, net of related expenses. We retained a non-exclusive royalty-free license under the patent, which relates to the use of ultraviolet light for the removal of organic tissue. Our net book value of the patent at the date of the sale was approximately $2.4 million.

On March 12, 2001, we established a $3.0 million term loan and $10.0 million revolving credit facility with Heller. We borrowed $3.0 million under the term loan at a rate per annum equal to two and one-half percent (2.5%) above the prime rate. Interest is payable monthly and the loan must be repaid on March 12, 2003. Under the credit facility, we have the option to borrow amounts at a rate per annum equal to one and one-quarter percent (1.25%) above the prime rate for short-term working capital needs or such other purposes as may be approved by Heller. Borrowings are limited to 85% of eligible accounts receivable related to U.S. sales. Eligible accounts receivable will primarily be based on future U.S. sales, which are expected to increase with the recent FDA approval of our laser for the treatment of nearsightedness with astigmatism. Borrowings under the loans are secured by substantially all of the Company's assets. The term loan and credit facility require us to meet certain covenants, including the maintenance of a minimum net worth. The terms of the loans extend to March 12, 2003. In addition to the costs and fees associated with the transaction, we issued to Heller a warrant to purchase 243,750 shares of common stock at an exercise price of $3.15 per share. The warrant expires on March 12, 2004. At March 29, 2002, we had no borrowings under the revolving credit facility. Future availability under the revolving credit facility is dependent upon ongoing U.S. sales of products.

In July 2001, we completed a $3.0 million private placement of series F convertible participating preferred stock.

Effective February 15, 2002, the Company's covenants on the term note payable to Heller were amended to decrease the required minimum level of net worth and establish a minimum level of tangible net worth and minimum quarterly revenues during 2002. In addition, monthly principal payments of $10,000 begin in February 2002, increasing to $20,000 monthly in June 2002 and $30,000 monthly in October 2002.

Our working capital decreased $6.8 million from $20.7 million at December 31, 2000 to $13.9 million as of December 31, 2001. This decrease in working capital resulted primarily from the net loss of $26.2 million offset by cash generated from the sale of a patent, the licensing of patents, the July 2001 private placement and the proceeds of the term loan, for net proceeds of $18.6 million.

Operating activities used net cash of $17.7 million during the year ended December 31, 2001, compared to $15.7 million during the year ended December 31, 2000. We expect to incur a loss and a deficit in cash flow from operations for the first half of 2002. There can be no assurance that we can regain or sustain profitability or positive operating cash flow in any subsequent fiscal period. Net cash provided by investing activities of $6.1 million during the year ended December 31, 2001, can be attributed primarily to the sale of the Blum patent. As of December 31, 2001, we had no significant commitments for capital expenditures. Net cash provided from financing activities during the year ended December 31, 2001 of $5.8 million can be attributed to entering into the term loan agreement and the $3.0 million private placement in July 2001, described above.

LaserSight had approximately $0.3 million of cash and cash equivalents available, as of April 1, 2002, to fund continuing operations and is currently facing significant liquidity and capital resource concerns. Management expects LaserSight's cash and cash equivalent balances and funds from operations (which are principally the result of sales and collection of accounts receivable) will be sufficient to meet its anticipated operating cash requirements for the next two to four weeks in the absence of LaserSight obtaining an additional source of capital or a significant improvement in our cash flows from operations. This expectation is based upon assumptions regarding cash flows and results of operations over the next two to four weeks and is subject to substantial uncertainty and risks beyond our control. If these assumptions prove incorrect, the duration of the time period during which LaserSight could continue operations could be materially shorter. The risks and uncertainties regarding management's expectations are more fully described under the heading "Risk Factors and Uncertainties—Financial and Liquidity Risks—We have experienced significant losses and operating cash flow deficits and we expect that operating cash flow deficits will continue and absent further financing or significant improvement in sales, potentially result in our inability to continue operations." There can be no assurance that sales and collection of accounts receivables will meet the level of management's expectations.

There can be no assurance:

- that our recent FDA approval for the treatment of nearsightedness with or without astigmatism, in September 2001, will result in increased sales and a corresponding increase in cash flows from operations, or
- as to the correctness of the other assumptions underlying our business plan or our expectations regarding our working capital requirements or our ability to continue operations.

Since September 2001, we have experienced a modest increase in U.S. sales (and collection of accounts receivable) as a result of our recent FDA approval. We will require additional financing to continue operations unless:

- our recent FDA approval results in a significant increase in U.S. sales of our LaserScan LSX excimer laser system (with a corresponding increase in cash flows from operations), and
- there are no unanticipated delays in the commercial release of our AstraMax diagnostic workstation.

We are currently seeking opportunities for additional financing through a private placement of our common stock or debt financing and, more broadly, have retained McColl Partners LLC as our financial advisor to assist us in exploring strategic options (including the possible sale of LaserSight or its assets). There can be no assurance that our exploration of financing opportunities and strategic options will result in our obtaining sufficient financing, on acceptable terms, to permit our continued operations or identify any other viable option for LaserSight. Additionally, to the extent we are able to obtain additional financing to address our current liquidity concerns we may be required to seek additional debt or equity financing in the future to implement our business plan or any changes thereto in response to future developments or unanticipated contingencies. There can be no assurance that any additional financing would be available or that the terms of any available financing would be acceptable. Future availability of our existing $10.0 million credit facility is totally dependent upon future U.S. sales of products. See "Risk Factors and Uncertainties—Financial and Liquidity Risks—We could require additional financing, which might not be available if we need it."

Our expectations regarding future working capital requirements are based on various factors and assumptions including: the successful reduction of our cost structure, anticipated cash flows from operations (including our success in making sales and the collection of accounts receivable), the uncertain timing of additional supplemental FDA approvals for our LaserScan LSX excimer laser system (which could continue to negatively impact our sales during 2002), potential growth in laser sales after receipt of further FDA approvals, increases in accounts receivable and inventory purchases when sales increase, the potential for borrowing under our revolving credit facility, the uncertain impact of the market introduction of our UltraShaper durable keratomes and AstraMax diagnostic workstations, commercial acceptance of our UltraEdge keratome blades, the anticipated timely collection of receivables and the absence of unanticipated product development and marketing costs. See "Risk Factors and Uncertainties—Industry and Competitive Risks—We cannot assure you that our keratome products will achieve market acceptance" and "—We cannot assure you that our LaserScan LSX laser system will achieve market acceptance in the U.S., and our business model for selling our laser system in the U.S. is new and unproven." These factors and assumptions are subject to certain contingencies and uncertainties, some of which are beyond our control and no assurances can be given that these expectations will prove correct. Similarly, our long-term liquidity will be dependent on the successful entrance into the U.S. market of our laser systems, the successful entrance into U.S. and international markets of our diagnostic workstation and keratome products, and our ability to collect our receivables on a timely basis.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 will require that goodwill and intangible asserts with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. We adopted the provisions of Statement No. 141 on July 1, 2001 and the provisions of Statement No. 142 on January 1, 2002. We do not expect Statement No. 142 to have a material effect on the consolidated financial statements.

In October 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Statement No. 144 also supercedes the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 is intended to establish one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues. We adopted Statement No. 144 on January 1, 2002. We do not expect Statement No. 144 to have a material effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain of our accounting policies require higher degrees of judgment than others in their application. These include revenue recognition, estimating product warranty reserves, the allowance for doubtful accounts, inventory obsolescence reserves and impairment of long-lived assets. In addition, Note 2 to the Consolidated Financial Statements includes further discussion of our significant accounting policies.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

We derive our revenue from primarily two sources: (i) product revenue and (ii) royalty revenue. The Company recognizes revenue on its products upon shipment, provided that the persuasive evidence of an arrangement is in place, the price is fixed or determinable, collectibility is reasonably assured, and title and risk of ownership have been transferred. Transfer of title and risk of ownership occurs when the product is shipped to the customer as there are no customer acceptance provisions in our sales agreements. Should management determine that customer acceptance provisions are modified for certain future transactions, revenue recognition in future reporting periods could be affected. Royalty revenue from the license of patents owned is recognized in the period earned.

Product Warranty Reserves

We provide for the estimated costs of product warranties at the time revenue is recognized. Our estimate of costs to service the warranty obligations is based on historical experience, including the types of service/parts required to repair our products, the frequency of warranty calls, and the component cost of the raw materials and overhead, as well as expectations of future conditions. Management believes that the warranty reserve is appropriate, however, to the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, revisions to the estimated warranty liability would be required.

Allowance for Doubtful Accounts

We must make estimates of the uncollectibility of our accounts and notes-receivable balances. We estimate losses based on the overall economic climate in the countries where our customers reside, customer credit-worthiness, and an analysis of the circumstances associated with specific accounts which are past due. Our accounts and notes-receivable balance was $13.4 million, net of allowance for doubtful accounts of $5.5 million, as of December 31, 2001. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We continually evaluate the adequacy of our allowance for doubtful accounts.

Inventory Obsolescence Reserves

We maintain reserves for our estimated obsolete inventory. The reserves are equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required.

Impairment of Long-Lived Assets

We review long-lived assets and certain intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates of such cash flows and fair value could affect the evaluations.

SEASONALITY, BACKLOG AND CUSTOMER PAYMENT TERMS

Based on our historical activity, we do not believe that seasonal fluctuations have a material impact on our financial performance.

To date, we have been able to ship laser units as orders are received. As a result, order backlog is not a meaningful factor in our business.

In the U.S., we expect that sales of our laser systems will generally be to customers with approved credit, and we anticipate that the purchase price for such laser systems will generally be paid to us within 60 days of shipment. In international markets, unless a letter of credit or other acceptable security has been obtained, we generally require a down payment or deposit from our laser system customers at or before installation. On occasion, it is necessary to meet a competitor's more liberal terms of payment. In those and other cases, we may provide term financing. Our internally-financed sales with repayment periods exceeding 18 months (measured from the installation date) were five systems in 1999, 12 systems during 2000 and 14 systems in 2001. In our experience, sales of major capital equipment such as excimer laser systems in certain areas, including much of South and Central America, often require payment terms ranging from 12 to 24 months.

RISK FACTORS AND UNCERTAINTIES

The business, results of operations and financial condition of LaserSight and the market price of our common stock may be adversely affected by a variety of factors, including the ones noted below:

FINANCIAL AND LIQUIDITY RISKS

We have experienced significant losses and operating cash flow deficits and we expect that operating cash flow deficits will continue and absent further financing or significant improvement in sales, potentially result in our inability to continue operations.

We continue to be challenged by our significant liquidity and capital resource issues relative to the timing of our accounts receivable collection and the successful completion of new sales compared to our ongoing payment obligations. We believe we will need to generate increased revenues, collect them and reduce our expenditures relative to our recent history. While we are working to achieve these improved results, we cannot assure you that we will be able to generate increased revenues and collections to offset required cash expenditures in a timely manner.

Our working capital remains positive (approximately $8.0 million as of the end of March 2002), though the timing of the conversion of our current assets into cash is not totally in our control. For example, we cannot dictate the timing of the collection of our accounts receivable with our customers and converting our inventory is dependent on our ability to generate new sales with our products and collect the sales price in a timely manner.

In addition, we are actively seeking investors to invest in the range of $1.5 million to $3.0 million in equity and/or debt, as well as distribution agreements for certain products, which would provide temporary relief from our current liquidity pressures. However, even if we succeed in completing a financing transaction to address our current liquidity concerns, we cannot assure you that we will be able to generate increased revenues and collections to offset required cash expenditures in a timely manner. Additionally, if we are able to enter transactions to meet our liquidity needs, it could be on terms that seriously dilute our present stockholders or significantly restrict the flexibility of our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Risk Factors and Uncertainties—Industry and Competitive Risks—We cannot assure you that we have the liquidity to survive long enough to achieve market acceptance with our products in the U.S."

We experienced significant net losses and deficits in cash flow from operations for the years ended December 31, 2001, 2000 and 1999, as set forth in the following table. We cannot be certain that we will be able to achieve or sustain profitability or positive operating cash flow in the future.

Year Ended December 31,	2001	2000	1999
Net loss	**$26.2 million**	$21.4 million	$14.4 million
Deficit in cash flow from operations	**$17.7 million**	$15.7 million	$11.7 million

As of December 31, 2001, we had an accumulated deficit of $85.8 million. LaserSight had approximately $0.3 million of cash and cash equivalents available, as of April 1, 2002, to fund continuing operations and is currently facing significant liquidity and capital resource concerns. Management expects LaserSight's cash and cash equivalent balances and funds from operations (which are principally the result of sales and collection of accounts receivable) will be sufficient to meet its anticipated operating cash requirements for only the next two to four weeks in the absence of LaserSight obtaining an additional source of capital or a significant improvement in our cash flows from operations. Our expectations regarding future working capital requirements and our ability to continue operations are based on various factors and assumptions including: the successful reduction of our cost structure, anticipated cash flows from operations (including our success in making sales and the collection of accounts receivable), the uncertain timing of additional supplemental FDA approvals for our LaserScan LSX excimer laser system (which could continue to negatively impact our sales during 2002), potential growth in laser sales after receipt of further FDA approvals, increases in accounts receivable and inventory purchases when sales increase, the potential for borrowing under our revolving credit facility, the uncertain impact of the market introduction of our UltraShaper durable keratomes and AstraMax diagnostic workstations, commercial acceptance of our UltraEdge keratome blades, the anticipated timely collection of receivables, and the absence of unanticipated product development and marketing costs. These factors and assumptions are subject to substantial uncertainty and risks beyond our control and no assurances can be given that these expectations will prove correct. These risks and uncertainties include:

- our ability to sell products and collect accounts receivables at or above the level of management's expectations,
- the willingness of trade creditors to continue to extend credit to LaserSight,
- the occurrence of unforeseen expenses and our ability to control expected expenses and overhead,
- reductions and cancellations in orders,
- our ability to fulfill orders in light of our current financial condition,
- our ability to improve pricing and terms of international sales,
- our ability to introduce new refractive products that complement excimer laser systems,
- the loss of, or failure to obtain additional, customers,
- changes in pricing by our competitors,
- our ability to comply with the financial and other covenants associated with our term loan and revolving credit facility, and
- the occurrence of property and casualty losses which are uninsured or that generate insurance proceeds cannot be collected in a short time frame.

The occurrence of adverse developments related to these risks and uncertainties or others could result in LaserSight being unable to generate additional sales and collect new and outstanding accounts receivable and the incurrence of unforeseen expenses or LaserSight being unable to control expected expenses and overhead. If we fail to generate additional sales and collect new and outstanding accounts receivable or incur unforeseen expenses or fail to control our expected expenses and overhead, we will likely be unable to continue operations for the expected two to four week period in the absence of obtaining additional sources of capital. We are currently seeking additional equity and/or debt financing and, more broadly, have retained McColl Partners LLC as our financial advisor to assist us in exploring strategic options (including the possible sale of LaserSight or its assets). There can be no assurance that our exploration of financing opportunities and strategic options will result in our obtaining sufficient financing, on acceptable terms, to permit our continued operations or identify any other viable option for LaserSight. If LaserSight is unable to obtain additional sources of capital and its operating activities fail to substantially improve to a level that LaserSight can continue operations, we may file, or be forced to file, bankruptcy or insolvency proceedings or otherwise sell our assets to satisfy creditors. Bankruptcy or insolvency proceedings or a sale of assets to satisfy creditors would be unlikely to result in any value to LaserSight's stockholders. If we are able to enter transactions to meet our liquidity needs, it could be on terms that seriously dilute our present stockholders or significantly restrict the flexibility of our business.

With respect to management's expectations regarding LaserSight's ability to continue operations for the expected period and the risks and uncertainties relating to those expectations, readers are encouraged to review the discussions under the captions "Risk Factors and Uncertainties—If our uncollectible receivables exceed our reserves we will incur additional unanticipated expenses, and we may experience difficulty collecting restructured receivables with extended payment terms," "—We require additional financing, which we might not be able to obtain," "—We cannot assure you that our LaserScan LSX laser system will achieve market acceptance in the U.S., and our business model for selling our laser system in the U.S. is new and unproven," "—Required per procedure fees payable to Visx under our license agreement may exceed per procedure fees collected by us," "—Our supply of certain critical components and systems may be interrupted because of our reliance on a limited number of suppliers," as well as the other items discussed under the heading "Risks Factors and Uncertainties" and Note 1 of our Notes to Consolidated Financial Statements for the year ended December 31, 2001. These risks and uncertainties can affect LaserSight's ability to continue operations for the expected period in absence of obtaining additional capital resources.

If our uncollectible receivables exceed our reserves we will incur additional unanticipated expenses, and we may experience difficulty collecting restructured receivables with extended payment terms.

Although we monitor the status of our receivables and maintain a reserve for estimated losses, we cannot be certain that our reserves for estimated losses, which were approximately $5.5 million at December 31, 2001, will be sufficient to cover the amount of our actual write-offs over time. At December 31, 2001, our net trade accounts and notes receivable totaled approximately $13.4 million, and accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, totaled approximately $2.0 million. Actual write-offs that exceed amounts reserved could have a material adverse effect on our consolidated financial condition and results of operations. The amount of any loss that we may have to recognize in connection with our inability to collect receivables is principally dependent on our customers' ongoing financial condition, their ability to generate revenues from our laser systems, and our ability to obtain and enforce legal judgments against delinquent customers.

Our ability to evaluate the financial condition and revenue-generating ability of our prospective customers located outside of the U.S., and our ability to obtain and enforce legal judgments against customers located outside of the U.S., is generally more limited than for our customers located in the U.S. Our agreements with our international customers typically provide that the contracts are governed by Florida law. We have not determined whether or to what extent courts or administrative agencies located in foreign countries would enforce our right to collect such receivables or to recover laser systems from customers in the event of a customer's payment default. When a customer is not paying according to established terms, we attempt to communicate and understand the underlying causes and work with the customer to resolve any issues we can control or influence. In most cases, we have been able to resolve the customer's issues and continue to collect our receivable, either on the original schedule or under restructured terms. If such issues are not resolved, we evaluate our legal and other alternatives based on existing facts and circumstances. In most such cases, we have concluded that the account should be written off as uncollectible.

At December 31, 2001, we had extended the original payment terms of laser customer accounts totaling approximately $1.9 million by periods ranging from 5 to 60 months. Such restructured receivables represent approximately 9.9% of our gross receivables as of that date. Our liquidity and operating cash flow would be adversely affected if additional extensions become necessary in the future. In addition, it would be more difficult to collect laser system receivables if the payment schedule extends beyond the expected or actual economic life of the system, which we estimate to be approximately five to seven years. To date, we do not believe any payment schedule extends beyond the economic life of the applicable laser system.

We require additional financing, which we might not be able to obtain.

During the years ended December 31, 2001 and 2000, we experienced deficits in cash flow from operations of $17.7 million and $15.7 million, respectively. Consequently, we do not have sufficient capital resources to continue operations beyond two to four weeks in the absence of our obtaining an additional source of capital resources, unless:

- our recent FDA approval results in a significant increase in U.S. sales of our LaserScan LSX excimer laser system (with a corresponding increase in cash flows from operations), and
- there are no unanticipated delays in the commercial release of our AstraMax diagnostic workstation.

We are currently seeking additional equity and/or debt financing and, more broadly, have retained McColl Partners LLC as our financial advisor to assist us in exploring strategic options (including the possible sale of LaserSight or its assets). There can be no assurance that our exploration of financing opportunities and strategic options will result in our obtaining sufficient financing, on acceptable terms, to permit our continued operations or identify any other viable option for LaserSight. Our expectations regarding future working capital requirements are based on various factors and assumptions including: the successful reduction of our cost structure, anticipated cash flows from operations (including our success in making sales and the collection of accounts receivable), the uncertain timing of additional supplemental FDA approvals for our LaserScan LSX excimer laser system (which could continue to negatively impact our sales during 2002), potential growth in laser sales after receipt of further FDA approvals, increases in accounts receivable and inventory purchases when sales increase, the potential for borrowing under our revolving credit facility, the uncertain impact of the market introduction of our UltraShaper durable keratomes and AstraMax diagnostic workstations, commercial acceptance of our UltraEdge keratome blades, the anticipated timely collection of receivables, and the absence of unanticipated product development and marketing costs. See "Risk Factors and Uncertainties—Industry and Competitive Risks—We cannot assure you that our keratome products will achieve market acceptance" and "—We cannot assure you that our LaserScan LSX laser system will achieve market acceptance in the U.S., and our business model for selling our laser system in the U.S. is new and unproven." These factors and assumptions are subject to certain contingencies and uncertainties, some of which are beyond our control and no assurances can be given that these expectations will prove correct. Similarly, our long-term liquidity will be dependent on the successful entrance into the U.S. market of our laser systems, the successful entrance into U.S. and international markets of our diagnostic workstation and keratome products, and our ability to collect our receivables on a timely basis.

On March 12, 2001, we established a $3.0 million term loan and $10.0 million revolving credit facility with Heller. We borrowed $3.0 million under the term loan at a rate per annum equal to two and one-half percent (2.5%) above the prime rate. Interest is payable monthly and the loan must be repaid on March 12, 2003. Under the credit facility, we have the option to borrow amounts at a rate per annum equal to one and one-quarter percent (1.25%) above the prime rate for short-term working capital needs or such other purposes as may be approved by Heller. Borrowings are limited to 85% of eligible accounts receivable related to U.S. sales. Eligible accounts receivable will totally be based on future U.S. sales, which are expected to increase with the recent FDA approval of our laser for the treatment of nearsightedness with astigmatism. Currently, we cannot borrow under our revolving credit facility. Borrowings under the loans are secured by substantially all of the Company's assets. The term loan and credit facility require us to meet certain covenants. Effective February 15, 2002, the Company's covenants on the term note payable to Heller were amended to decrease the required minimum level of net worth to $10.0 million, establish a minimum tangible net worth of $4.5 million and establish minimum quarterly revenues during 2002. In addition, monthly principal payments of $10,000 began in February 2002, increasing to $20,000 monthly in June 2002 and $30,000 monthly in October 2002.

The terms of the loans extend to March 12, 2003. In addition to the costs and fees associated with the transaction, we issued to Heller a warrant to purchase 243,750 shares of common stock at an exercise price of $3.15 per share. The warrant expires on March 12, 2004. At March 29, 2002, we had no borrowings under the revolving credit facility.

Additionally, to the extent we are able to obtain additional financing to address our current liquidity concerns, we may be required to seek additional debt or equity financing in the future to implement our business plan or any changes thereto in response to future developments or unanticipated contingencies. There can be no assurance that any additional financing would be available or that the terms of any available financing would be acceptable. If we raise additional funds by issuing equity or convertible debt securities, the terms of the new securities could have rights, preferences and privileges senior to those of our common stock. If we raise additional funds through debt financing, the terms of the debt could require a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest and may render us more vulnerable to competitive pressures and economic downturns. If we are not able to obtain financing necessary to meet our working capital needs, it could have a material adverse effect on our financial condition and results of operations.

INDUSTRY AND COMPETITIVE RISKS

We cannot assure you that we have the liquidity to survive long enough to achieve market acceptance with our products in the U.S.

We have significant liquidity and capital resource issues relative to the timing of our accounts receivable collection and the successful completion of new sales compared to our ongoing payment obligations. We believe we will need to generate increased revenues, collect them and reduce our expenditures relative to our recent history. While we believe these improved results are possible, we cannot assure you that we will be able to generate increased revenues and collections to offset required cash expenditures.

Our working capital remains positive (approximately $8.0 million as of the end of March 2002), though the timing of the conversion of our current assets into cash is not totally in our control. For example, we cannot dictate the timing of the collection of our accounts receivable with our customers and converting our inventory is dependent on our ability to generate new sales with our products and collect the sales price in a timely manner.

In addition, we are actively seeking investors to invest in the range of $1.5 million to $3.0 million in equity and/or debt, as well as distribution agreements for certain products, which would provide temporary relief from our current liquidity pressures. However, even if we succeed in completing a financing transaction to address our current liquidity concerns, we cannot assure you that we will be able to generate increased revenues and collections to offset required cash expenditures in a timely manner. If we cannot maintain liquidity long enough to achieve market acceptance of our products in the U.S., we would not be able to execute our business plan, which would have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Risk Factors and Uncertainties—Financial and Liquidity Risks—We have experienced significant losses and operating cash flow deficits and we expect that operating cash flow deficits will continue and absent further financing or significant improvement in sales, potentially result in our inability to continue operations."

We cannot assure you that our LaserScan LSX laser system will achieve market acceptance in the U.S., and our business model for selling our laser system in the U.S. is new and unproven.

We received the FDA approval necessary for the commercial marketing and sale of our LaserScan LSX excimer laser system in the U.S. in late 1999 and commercial shipments to customers in the U.S. began in March 2000. To date, our LaserScan LSX laser system and per procedure fee business model have not achieved a level of market acceptance sufficient to provide our cash flows from operations to fund our business.

The anticipated level of per procedure fees payable to us by refractive surgeons resulting from our recent receipt of FDA approval for treatment of nearsightedness with or without astigmatism may not be accepted by the marketplace or may exceed those charged by our competitors. While we believe that gaining access to our scanning microspot laser technology justifies the required per procedure fee levels, we cannot assure you that this business model will be accepted by a large number of refractive surgeons. If our competitors reduce or do not charge per procedure fees to users of their systems, we could be forced to reduce or eliminate the fees charged under this business model, which could significantly reduce our revenues. For example, Nidek Co., Ltd., one of our competitors, has publicly stated that it will not charge per procedure fees to users of its laser systems in the U.S. and internationally. See also "—Company and Business Risks—Required per procedure fees payable to Visx under our license agreement may exceed per procedure fees collected by us."

Successful implementation of this business model is crucial to our success in selling our LaserScan LSX laser system in the U.S. and may require the expenditure of significant financial and other resources to create awareness of the LaserScan LSX laser system and create demand by refractive surgeons. If our laser system fails to achieve market acceptance in the U.S., we may not be able to execute our business plan, which would have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that our keratome products will achieve market acceptance.

Keratomes are surgical devices used to create a corneal flap immediately prior to LASIK laser vision correction procedures. We began to roll out our MicroShape family of keratome products with the commercial launch of our UltraEdge keratome blades in July 1999 and of our UniShaper single-use keratomes and control consoles in December 1999. In November 2001, we commercially released our UltraShaper durable keratomes after a thorough process of engineering refinement and validity testing. In order for our UniShaper single-use keratome to be commercially viable it will need to be reengineered, if possible, to include most or all of the features included in our UltraShaper keratome. Our UltraShaper durable keratome incorporates the features found in the ACS keratome previously marketed by Bausch & Lomb, Inc. with new enhancements and features. However, Bausch & Lomb has not aggressively marketed or serviced the ACS since 1997 when we licensed the rights to commercially market keratomes based on the same technology, and has successfully transitioned a large number of refractive surgeons from the ACS to its Hansatome durable keratome product. We believe that many refractive surgeons learned to perform the LASIK procedure using the ACS and prefer the surgical technique required by the ACS, which is also used to operate our UltraShaper durable keratome, to the surgical technique required to operate the Hansatome keratome product. However, we cannot assure you that we will be successful in commercially introducing or achieving broad market acceptance of our UltraShaper durable keratome or our other keratome products.

We have previously indicated that the successful implementation of our keratome product sales strategy was in part dependent upon our marketing and distribution alliance with Becton Dickinson. Due to the delay in the commercial launch of our UltraShaper durable keratome we initiated discussions with Becton Dickinson in order to modify our manufacturing and marketing agreements. While these discussions were ongoing we received notices from Becton Dickinson claiming that they have the right to end our marketing arrangement and that they were not bound by the terms of our manufacturing agreement. Following our receipt of these notices, Becton Dickinson indicated a willingness to discuss modified terms for a marketing and manufacturing relationship. During 2001, we mutually agreed to terminate both agreements. If we cannot successfully market and sell our keratome products or if we are unable to successfully replace our marketing and distribution alliance with another company, we may not be able to execute our business plan, which would have a material adverse effect on our business, financial condition and results of operations. See also "—Company and Business Risks—Required minimum payments under our keratome license agreement may exceed our gross profits from sales of our keratome products."

The vision correction industry currently consists of a few established providers with significant market shares and we may encounter difficulties competing in this highly-competitive environment.

The vision correction industry is subject to intense, increasing competition, and we do not know if we will be able to compete successfully against our current and future competitors. Many of our competitors have established products, distribution capabilities and customer service networks in the U.S. marketplace, are substantially larger and have greater brand recognition and greater financial and other resources than we do. Visx, the historical industry leader for excimer laser system sales in the U.S., sold laser systems that performed a significant majority of the laser vision correction procedures performed in the U.S. in 1999, 2000 and 2001. Similarly, Bausch & Lomb sold a significant majority of the keratomes used by refractive surgeons in the U.S. in 1999, 2000 and 2001. In 2000, Alcon acquired Summit Autonomous Inc. The merger resulted in a combined entity with enhanced market presence, technology base and distribution capabilities and provided Alcon with a narrow beam laser technology platform that will compete more directly with our precision beam scanning microspot LaserScan LSX excimer laser system. In addition, as a result of the acquisition, the combined entity will be able to sell narrow beam laser systems under a royalty-free license to certain Visx patents without incurring the expense and uncertainty associated with intellectual property litigation with Visx. We anticipate that Alcon will leverage the sale of its laser systems with its other ophthalmic products.

Many of our competitors received earlier regulatory approvals than us and may have a competitive advantage over us due to the subsequent expansion of their regulatory approvals and their substantial experience in the U.S. market.

We received the FDA approval necessary for the commercial sale of our LaserScan LSX excimer laser system in the U.S. in November 1999 and commercial shipments to customers in the U.S. began in March 2000. Our direct competitors include large corporations such as Visx and Alcon, each of whom received FDA approval of excimer laser systems more than three years prior to our approval and has substantial experience manufacturing, marketing and servicing laser systems in the U.S. In addition to Visx and Alcon, Nidek and Bausch & Lomb have also received FDA approval for their laser systems.

In the U.S., a manufacturer of excimer laser vision correction systems gains a competitive advantage by having its systems approved by the FDA for a wider range of treatments. Initial FDA approvals of excimer laser vision correction systems historically have been limited to the treatment of low to moderate nearsightedness, with additional approvals for other and broader treatments granted only as a result of subsequent FDA applications and clinical trials. Our LaserScan LSX is currently approved for the LASIK treatment of nearsightedness with and without astigmatism for a range of treatment of refractive errors up to -6.0 diopters MRSE with or without a refractive astigmatism up to 4.5 diopters and the PRK treatment of low to moderate nearsightedness (up to -6.0 diopters) without astigmatism. Additionally, we have received FDA approval to operate our laser systems at a 200 Hz pulse repetition rate, twice the originally approved rate. We have submitted PMA supplements to the FDA to permit our laser systems sold to customers in the U.S. to utilize LASIK to treat hyperopia, hyperopic astigmatism and mixed astigmatism. FDA approval of these applications is anticipated in 2002, though we cannot ensure if or when the approval will be received. Our ability to sell our laser systems in the U.S. may be severely impaired if the FDA does not give timely approval to these supplements.

Currently, excimer laser vision correction systems manufactured by Visx, Alcon, Bausch & Lomb and Nidek have been approved for higher levels of nearsightedness than the LaserScan LSX. Alcon's Apex Plus and Ladarvision Excimer Laser Workstations, Visx's Star S2 Excimer Laser System and Nidek's EC-5000 Excimer Laser System have received FDA approval for the LASIK treatment of nearsightedness with or without astigmatism. The approvals for many of the systems are for the correction of nearsightedness in the range of 0 diopters to -14.0 diopters and nearsightedness with astigmatism generally in the range of -0.5 diopters to -5.0 diopters. Bausch & Lomb's Technolas 217 excimer laser has also received FDA approval for the treatment of nearsightedness from -1.0 diopter up to -7.0 diopters with up to -3.0 diopters of astigmatism. The Visx and Alcon excimer laser systems are also approved for the treatment of moderate farsightedness. In September 2000, the FDA approved Alcon's Ladarvision system for the correction using LASIK of farsightedness of up to +6.0 diopters and an astigmatism range of up to 6.0 diopters. In October 2000, the FDA approved Visx's Star S2 and S3 systems for the correction using PRK of farsightedness of up to +5.0 diopters and an astigmatism range of up to 3.0 diopters. In February 2001, the FDA approval of Visx's Custom-Contoured Ablation Pattern Method for treatment of decentered ablations under a Humanitarian Device Exemption (HDE). An HDE authorizes the use and marketing of a device that is intended to benefit patients in the treatment of conditions that affect fewer than 4,000 individuals. Competitors' earlier receipt of LASIK and hyperopia-specific FDA regulatory approvals could give them a significant competitive advantage that could impede our ability to successfully sell our LaserScan LSX system in the U.S. Our failure to successfully market our product could have a material adverse effect on our business, financial condition and results of operations.

All of our principal competitors in the keratome business, including current market leader Bausch & Lomb, received FDA clearance prior to the commercialization of our keratome products and have substantial experience marketing their keratome products. The established market presence in the U.S. of previously approved laser systems and keratome products, as well as the entry of new competitors into the market upon receipt of new or expanded regulatory approvals, could impede our ability to successfully introduce our LaserScan LSX system in the U.S. and our keratome products worldwide and may have a material adverse effect on our business, financial condition and results of operations.

We depend upon our ability to establish and maintain strategic relationships.

We believe that our ability to establish and maintain strategic relationships will have a significant impact on our ability to meet our business objectives. These strategic relationships are critical to our future success because we believe that these relationships will help us to:

- extend the reach of our products to a larger number of refractive surgeons;
- develop and deploy new products;
- further enhance the LaserSight brand; and
- generate additional revenue.

Entering into strategic relationships is complicated because some of our current and future strategic partners may decide to compete with us in some or all of our markets. In addition, we may not be able to establish relationships with key participants in our industry if they have relationships with our competitors, or if we have relationships with their competitors. Moreover, some potential strategic partners have resisted, and may continue to resist, working with us until our products and services have achieved widespread market acceptance. Once we have established strategic relationships, we will depend on our partners' ability to generate increased acceptance and use of our products and services. To date, we have established only a limited number of strategic relationships, and many of these relationships are in the early stages of development. There can be no assurance as to the terms, timing or consummation of any future strategic relationships. If we lose any of these strategic relationships or fail to establish additional relationships, or if our strategic relationships fail to benefit us as expected, we may not be able to execute our business plan, and our business will suffer.

Because the sale of our products is dependent on the continued market acceptance of laser-based refractive eye surgery using the LASIK procedure, the lack of broad market acceptance would hurt our business.

We believe that whether we achieve profitability and growth will depend, in part, upon the continued acceptance of laser vision correction using the LASIK procedure in the U.S. and other countries. We cannot be certain that laser vision correction will continue to be accepted by either the refractive surgeons or the public at large as an alternative to existing methods of treating refractive vision disorders. The acceptance of laser vision correction and, specifically, the LASIK procedure may be adversely affected by:

- possible concerns relating to safety and efficacy, including the predictability, stability and quality of results;
- the public's general resistance to surgery;
- the effectiveness and lower cost of alternative methods of correcting refractive vision disorders;
- the lack of long-term follow-up data;
- the possibility of unknown side effects;
- the lack of third-party reimbursement for the procedures;
- the cost of the procedure; and
- unfavorable publicity involving patient outcomes from the use of laser vision correction.

Unfavorable side effects and potential complications that may result from the use of laser vision correction systems manufactured by any manufacturer may broadly affect market acceptance of laser-based vision correction surgery. Potential patients may not distinguish between our precision beam scanning spot technology and the laser technology incorporated by our competitors in their laser systems, and customers may not differentiate laser systems and procedures that have not received FDA approval from FDA-approved systems and procedures. Any adverse consequences resulting from procedures performed with a competitor's systems or an unapproved laser system could adversely affect consumer acceptance of laser vision correction in general. In addition, because laser vision correction is an elective procedure that is not typically covered by insurance and that involves more significant immediate expense than eyeglasses or contact lenses, adverse changes in the U.S. or international economy may cause consumers to reassess their spending choices and to select lower-cost alternatives for their vision correction needs. Any such shift in spending patterns could reduce the volume of LASIK procedures performed that would, in turn, reduce the number of laser systems sold and our revenues from per procedure fees and sales of single-use products such as our UltraEdge keratome blades.

The failure of laser vision correction to achieve continued market acceptance could have a material adverse effect on our business prospects. Even if laser vision correction achieves and sustains market acceptance, sales of our keratome products could be adversely impacted if a laser procedure that does not require the creation of a corneal flap were to emerge as the procedure of choice.

New products or technologies could erode demand for our products or make them obsolete, and our business could be harmed if we cannot keep pace with advances in technology.

In addition to competing with eyeglasses and contact lenses, excimer laser vision correction competes or may compete with newer technologies such as intraocular lenses, intracorneal inlays, corneal rings and surgical techniques using different or more advanced types of lasers. Two products that may become competitive within the near term are implantable contact lenses, which are pending FDA approval, and corneal rings, which have been approved by the FDA. Both of these products require procedures with lens implants, and their ultimate market acceptance is unknown at this time. To the extent that any of these or other new technologies are perceived to be clinically superior or economically more attractive than currently marketed excimer laser vision correction procedures or techniques, they could erode demand for our excimer laser and keratome products, cause a reduction in selling prices of such products or render such products obsolete. In addition, if one or more competing technologies achieves broader market acceptance or renders laser vision correction procedures obsolete, it would have a material adverse effect on our business, financial condition and results of operations.

As is typical in the case of new and rapidly evolving industries, the demand and market for recently introduced products and technologies is uncertain, and we cannot be certain that our LaserScan LSX laser system, UltraShaper durable keratome, UltraEdge keratome blades, UniShaper single-use keratome or future new products and enhancements will be accepted in the marketplace. In addition, announcements or the anticipation of announcements of new products, whether for sale in the near future or at some later date, may cause customers to defer purchasing our existing products.

If we cannot adapt to changing technologies, our products may become obsolete, and our business could suffer. Our success will depend, in part, on our ability to continue to enhance our existing products, develop new technology that addresses the increasingly sophisticated needs of our customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards.

COMPANY AND BUSINESS RISKS

We will be required to significantly expand our U.S. manufacturing operations to meet our business plan and must comply with stringent regulation of our manufacturing operations.

We manufacture our LaserScan LSX laser systems for sale in the U.S. at our manufacturing facility in Winter Park, Florida, and continue to manufacture our laser systems for sale in international markets at our manufacturing facility in Costa Rica. Our U.S. personnel have limited experience manufacturing laser systems. We cannot, therefore, assure you that we will not encounter difficulties in increasing our production capacity for our laser systems at our Florida facility, including problems involving production delays, quality control or assurance, component supply and lack of qualified personnel. Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to extensive regulation by the FDA, including record-keeping requirements and reporting of adverse experience with the use of the product. Our manufacturing facilities are subject to periodic inspection by the FDA, certain state agencies and international regulatory agencies. We require that our key suppliers comply with recognized standards as well as our own quality standards, and we regularly test the components and sub-assemblies supplied to us. Any failure by us or our suppliers to comply with applicable regulatory requirements, including the FDA's quality systems/good manufacturing practice (QSR/GMP) regulations, could cause production and distribution of our products to be delayed or prohibited, either of which could have a material adverse effect on our business, financial condition and results of operations.

Required per procedure fees payable to Visx under our license agreement may exceed per procedure fees collected by us.

In addition to the risk that our refractive lasers will not be accepted in the marketplace, we are required to pay Visx a royalty for each procedure performed in the U.S. using our refractive lasers. The required per procedure fees we are required to pay to Visx may exceed the per procedure fees we are able to charge and/or collect from refractive surgeons, which could result in a material adverse effect on our financial condition and results of operations.

Required minimum payments under our keratome license agreement may exceed our gross profits from sales of our keratome products.

We are required to make certain minimum payments to the licensor under our keratome license agreement that was amended and restated on January 4, 2001. This amendment replaced a January 18, 2000 amendment in its entirety. Under the terms of the amendment we issued 730,552 shares of common stock to the licensors, valued at approximately $1.1 million, in partial payment for royalties during the term of the license. The term of the license was extended three years until July 31, 2005. In addition, remaining minimum royalty payments totaling approximately $4.6 million as of March 29, 2002 will be due in monthly installments (averaging approximately $130,000 per month through August 2003) or quarterly installments (averaging approximately $240,000 per quarter from October 2003 through October 2005) through the term of the amendment. As a result of our obligations under this license arrangement, the minimum royalty payments we are required to make to the licensors may exceed our gross profits from sales of our UniShaper and UltraShaper keratome products. The amendment eliminated a restriction on us manufacturing, marketing and selling other keratomes, but the sale of other keratomes will be included in the gross profit to be shared with the licensors. The licensor's share of the gross profit, as defined in the amendment, decreased from 50% to 10%.

Our failure to timely obtain or expand regulatory approvals for our products and to comply with regulatory requirements could adversely affect our business.

Our excimer laser systems, diagnostic and custom ablation products and keratome products are subject to strict governmental regulations that materially affect our ability to manufacture and market these products and directly impact our overall business prospects. FDA regulations impose design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products in the U.S. New product introductions, expanded treatment types and levels for approved products, and significant design or manufacturing modifications require a premarket clearance or approval by the FDA prior to commercialization in the U.S. The FDA approval process, which is lengthy and uncertain, requires supporting clinical studies and substantial commitments of financial and management resources. Failure to obtain or maintain regulatory approvals and clearances in the U.S. and other countries, or significant delays in obtaining these approvals and clearances, could prevent us from marketing our products for either approved or expanded indications or treatments, which could substantially decrease our future revenues. Additionally, product and procedure labeling and all forms of promotional activities are subject to examination by the FDA, and current FDA enforcement policy prohibits the marketing by manufacturers of approved medical devices for unapproved uses. Noncompliance with these requirements may result in warning letters, fines, injunctions, recall or seizure of products, suspension of manufacturing, denial or withdrawal of PMAs, and criminal prosecution. Laser products marketed in foreign countries are often subject to local laws governing health product development processes, which may impose additional costs for overseas product development. Future legislative or administrative requirements, in the U.S. or elsewhere, may adversely affect our ability to obtain or retain regulatory approval for our products. The failure to obtain approvals for new or additional uses on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our intellectual property rights, and if we are unable to protect them, our competitive position may be adversely affected.

Our business plan is predicated on our proprietary systems and technology, including our precision beam scanning microspot technology laser systems. We protect our proprietary rights through a combination of patent, trademark, trade secret and copyright law, confidentiality agreements and technical measures. We generally enter into non-disclosure agreements with our employees and consultants and limit access to our trade secrets and technology. We cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. Misappropriation of our intellectual property would have a material adverse effect on our competitive position. In addition, we may have to engage in litigation or other legal proceedings in the future to enforce or protect our intellectual property rights or to defend against claims of invalidity. These legal proceedings may consume considerable resources, including management time and attention, which would be diverted from the operation of our business, and the outcome of any such legal proceeding is inherently uncertain.

We are aware that certain competitors are developing products that may potentially infringe patents owned or licensed exclusively by us. In order to protect our rights in these patents, we may find it necessary to assert and pursue infringement claims against such third parties. We could incur substantial costs and diversion of management resources litigating such infringement claims and we cannot assure you that we will be successful in resolving such claims or that the resolution of any such dispute will be on terms that are favorable to us. See "—Patent infringement allegations may impair our ability to manufacture and market our products."

Patent infringement allegations may impair our ability to manufacture and market our products.

There are a number of U.S. and foreign patents covering methods and apparatus for performing corneal surgery that we do not own or have the right to use. If we were found to infringe a patent in a particular market, we and our customers may be enjoined from manufacturing, marketing, selling and using the infringing product in the market and may be liable for damages for any past infringement of such rights. In order to continue using such rights, we would be required to obtain a license, which may require us to make royalty, per procedure or other fee payments. We cannot be certain if we or our customers will be successful in securing licenses, or that if we obtain licenses, such licenses will be available on acceptable terms. Alternatively, we might be required to redesign the infringing aspects of these products. Any redesign efforts that we undertake could be expensive and might require regulatory review. Furthermore, the redesign efforts could delay the reintroduction of these products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, we could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on our business, financial condition and results of operations.

Litigation involving patents is common in our industry. While we do not believe our laser systems or keratome products infringe any valid and enforceable patents that we do not own or have a license to, we cannot assure you that one or more of our other competitors or other persons will not assert that our products infringe their intellectual property, or that we will not in the future be deemed to infringe one or more patents owned by them or some other party. We could incur substantial costs and diversion of management resources defending any infringement claims. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to market one or more of our products. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products will be available on commercially reasonable terms, or at all.

We are subject to certain risks associated with our international sales.

Our international sales accounted for 73% and 47% of our total revenues during the year ended December 31, 2001 and December 31, 2000, respectively. In the future, we expect that sales to international accounts will represent a lower percentage of our total sales as a result of our recent additional regulatory approval for our LaserScan LSX laser system in the U.S. and the commercial launch of our UltraShaper durable keratome in November 2001. See "—Industry and Competitive Risks—We cannot assure you that our keratome products will achieve market acceptance."

International sales of our products may be limited or disrupted by:

- the imposition of government controls;
- export license requirements;
- economic or political instability;
- trade restrictions;
- difficulties in obtaining or maintaining export licenses;
- changes in tariffs; and
- difficulties in staffing and managing international operations.

Our sales have historically been and are expected to continue to be denominated in U.S. dollars. The European Economic Union's conversion to a common currency, the euro, is not expected to have a material impact on our business. However, due to our significant export sales, we are subject to exchange rate fluctuations in the U.S. dollar, which could increase the effective price in local currencies of our products. This could result in reduced sales, longer payment cycles and greater difficulty in collecting receivables relating to our international sales.

Our supply of certain critical components and systems may be interrupted because of our reliance on a limited number of suppliers.

We currently purchase certain components used in the production, operation and maintenance of our laser systems and keratome products from a limited number of suppliers, and certain key components are provided by a single vendor. For example, all of our keratome blades have historically been manufactured exclusively by Becton Dickinson, though we are currently in discussions with a replacement manufacturer, and the majority of our UltraShaper components are manufactured exclusively by Owens Industries pursuant to our agreement with them. We do not have long-term contracts with providers of some key laser system components, including TUI Lasertechnik und Laserintegration GmbH, which currently is a single source supplier for the laser heads used in our LaserScan LSX excimer laser system. Currently, SensoMotoric Instruments GmbH, Teltow, Germany, is a single source supplier for the eye tracker boards used in the LaserScan LSX. Any interruption in the supply of critical laser or keratome components could have a material adverse effect on our business, financial condition and results of operations. If any of our key suppliers ceases providing us with products of acceptable quality and quantity at a competitive price and in a timely fashion, we would have to locate and contract with a substitute supplier and, in some cases, such substitute supplier would need to be qualified by the FDA. If substitute suppliers cannot be located and qualified in a timely manner or could not provide required products on commercially reasonable terms, it would have a material adverse effect on our business, financial condition and results of operations.

Unlawful tampering of our system configurations could result in reduced revenues and additional expenses.

We include a procedure-counting mechanism on LaserScan LSX lasers manufactured for sale and use in the U.S. Users of our LaserScan LSX excimer laser system could tamper with the software or hardware configuration of the system so as to alter or eliminate the procedure-counting mechanism that facilitates the collection of per procedure fees. Unauthorized tampering with our procedure-counting mechanism by users could result in us being required to pay per procedure fees to Visx that we were not able to collect from users. If we are unable to prevent such tampering, our license agreement with Visx could be terminated after all applicable notice and cure periods have expired.

The loss of key personnel could adversely affect our business.

Our ability to maintain our competitive position depends in part upon the continued contributions of our executive officers and other key employees, especially Michael R. Farris, our president and chief executive officer. A loss of one or more such officers or key employees could have a material adverse effect on our business. We do not carry "key person" life insurance on any officer or key employee.

As we commercially launch our laser system and keratome products in the U.S., we will need to continue to implement and expand our operational, sales and marketing, financial and management resources and controls. While to date we have not experienced problems recruiting or retaining the personnel necessary to expand our business, we cannot assure you that we will not have such problems in the future. Our recent layoff may have a negative impact on our ability to attract and retain personnel. If we fail to attract and retain qualified individuals for necessary positions, and if we are unable to effectively manage growth in our domestic or international operations, it could have a material adverse effect on our business, financial condition and results of operations.

Inadequacy or unavailability of insurance may expose us to substantial product liability claims.

Our business exposes us to potential product liability risks and possible adverse publicity that are inherent in the development, testing, manufacture, marketing and sale of medical devices for human use. These risks increase with respect to our products that receive regulatory approval for commercialization. We have agreed in the past, and we will likely agree in the future, to indemnify certain medical institutions and personnel who conduct and participate in our clinical studies. While we maintain product liability insurance, we cannot be certain that any such liability will be covered by our insurance or that damages will not exceed the limits of our coverage. Even if a claim is covered by insurance, the costs of defending a product liability, malpractice, negligence or other action, and the assessment of damages in excess of insurance coverage in the event of a successful product liability claim, could have a material adverse effect on our business, financial condition and results of operations. Further, product liability insurance may not continue to be available, either at existing or increased levels of coverage, on commercially reasonable terms.

COMMON STOCK RISKS

Variations in our sales and operating results may cause our stock price to fluctuate.

Our operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of our control. For example, historically a significant portion of our laser system orders for a particular quarter have been received and shipped near the end of the quarter. As a result, our operating results for any quarter often depend on the timing of the receipt of orders and the subsequent shipment of our laser systems. Other factors that may cause our operating results to fluctuate include:

- timing of regulatory approvals and the introduction or delays in shipment of new products;
- reductions, cancellations or fulfillment of major orders;
- the addition or loss of significant customers;
- the relative mix of our business;
- changes in pricing by us or our competitors;
- costs related to expansion of our business; and
- increased competition.

As a result of these fluctuations, we believe that period-to-period comparisons of our operating results cannot be relied upon as indicators of future performance. In some quarters our operating results may fall below the expectations of securities analysts and investors due to any of the factors described above or other uncertainties.

The market price of our common stock may continue to experience extreme fluctuations due to market conditions that are unrelated to our operating performance.

The stock market, and in particular the securities of technology companies like us, could experience extreme price and volume fluctuations unrelated to our operating performance. Our stock price has historically been volatile. Factors such as announcements of technological innovations or new products by us or our competitors, changes in domestic or foreign governmental regulations or regulatory approval processes, developments or disputes relating to patent or proprietary rights, public concern as to the safety and efficacy of refractive vision correction procedures, and changes in reports and recommendations of securities analysts, have and may continue to have a significant impact on the market price of our common stock.

The significant number of shares eligible for future sale and dilutive stock issuances may adversely affect our stock price.

Sales, or the possibility of sales, of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Substantially all of our 26,554,168 shares of common stock outstanding at March 29, 2002 were freely tradable without restriction or further registration under the Securities Act of 1933, except to the extent such shares are held by "affiliates" as that term is defined in Rule 144 under the Securities Act or subject only to the satisfaction of a prospectus delivery requirement.

Shares of common stock that we may issue in the future in connection with acquisitions or financings or pursuant to outstanding warrants or agreements could also adversely affect the market price of our common stock and cause significant dilution in our earnings per share and net book value per share. We may be required to issue more than 8,200,000 additional shares of common stock upon the conversion of outstanding preferred stock, the exercise of outstanding warrants and stock options, and the satisfaction of certain contingent contractual obligations. See "Possible Dilutive Issuances of Common Stock."

The anti-dilution provisions of certain of our existing securities and obligations require us to issue additional shares if we issue shares of common stock below specified price levels. If a future share issuance triggers these adjustments, the beneficiaries of such provisions effectively receive some protection from declines in the market price of our common stock, while our other stockholders incur additional dilution of their ownership interest. We may include similar anti-dilution provisions in securities issued in connection with future financings.

Anti-takeover provisions under Delaware law and in our certificate of incorporation, by-laws and stockholder rights plan may make an acquisition of LaserSight more difficult and could prevent you from receiving a premium over the market price of our stock.

Certain provisions of our certificate of incorporation, by-laws, stockholder rights plan and Delaware law could delay or frustrate the removal of incumbent directors, discourage potential acquisition proposals and delay, defer or prevent a change in control of us, even if such events could be beneficial, in the short term, to the economic interests of our stockholders. For example, our certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without stockholder action, and our by-laws require advance notice of director nominations or other proposals by stockholders. We also are subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an interested stockholder) for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. We also have adopted a stockholder rights agreement, or "poison pill," and declared a dividend distribution of one preferred share purchase right for each share of common stock. The rights would cause substantial dilution to a person or group that attempts to acquire 15% or more of our common stock on terms not approved by our board of directors.

ACQUISITION RISKS

Past and possible future acquisitions that are not successfully integrated with our existing operations may adversely affect our business.

We have made several significant acquisitions since 1994, and we may in the future selectively pursue strategic acquisitions of, investments in or enter into joint ventures or other strategic alliances with companies whose business or technology complement our business. We may not be able to identify suitable candidates to acquire or enter into joint ventures or other arrangements with entities, and we may not be able to obtain financing on satisfactory terms for such activities. In addition, we could have difficulty assimilating the personnel, technology and operations of any acquired companies, which could prevent us from realizing expected synergies, and may incur unanticipated liabilities and contingencies. This could disrupt our ongoing business and distract our management and other resources.

Amortization and charges relating to our significant intangible assets could adversely affect our stock price and reported net income or loss.

Of our total assets at December 31, 2001, approximately $5.3 million, or 15%, were intangible assets. Any reduction in net income or increase in net loss resulting from the amortization of intangible assets resulting from future acquisitions by us may have an adverse impact upon the market price of our common stock. In addition, in the event of a sale of LaserSight or our assets, we cannot be certain that the value of such intangible assets would be recovered.

In accordance with FASB Statement No. 121, we review intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. If we determine that an intangible asset is impaired, a non-cash impairment charge would be recognized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Accounting Pronouncements."

OTHER RISKS

The risks described above are not the only risks facing LaserSight. There may be additional risks and uncertainties not presently known to us or that we have deemed immaterial which could also negatively impact our business operations. If any of the foregoing risks actually occur, it could have a material adverse effect on our business, financial condition and results of operations. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company believes that its exposure to market risk for changes in interest and currency rates is not significant. The Company's investments are limited to highly-liquid instruments with maturities generally three months or less. At December 31, 2001, the Company had approximately $0.4 million of short-term investments classified as cash and equivalents. All of the Company's transactions with international customers and suppliers are denominated in U.S. dollars.

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on The Nasdaq Stock Market® under the symbol LASE. The following table sets forth, for the fiscal quarters indicated, the high and low sale prices for our common stock on The Nasdaq Stock Market.

1999:	High	Low
First Quarter	$ 5.94	$ 3.88
Second Quarter	20.38	5.22
Third Quarter	17.63	12.13
Fourth Quarter	18.31	7.19
2000:		
First Quarter	$13.00	$ 5.50
Second Quarter	6.75	3.25
Third Quarter	5.56	3.09
Fourth Quarter	3.81	0.91
2001:		
First Quarter	**$ 2.47**	**$ 1.00**
Second Quarter	**3.00**	**1.28**
Third Quarter	**2.33**	**1.00**
Fourth Quarter	**1.87**	**0.47**

On March 29, 2002, the closing sale price for our common stock on the Nasdaq National Market was $0.63 per share. As of March 29, 2002, LaserSight had 26,554,168 shares of common stock outstanding held by approximately 262 stockholders of record and, to our knowledge, approximately 8,426 total stockholders, including stockholders of record and stockholders in "street name."

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. Our current policy is to retain all available funds and any future earnings to provide funds for the operation and expansion of our business. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, results of operations and other factors deemed relevant by our board of directors, including any contractual or statutory restrictions on our ability to pay dividends.

Possible Dilutive Issuances of Common Stock

Each of the following issuances of common stock may depress the market price of the common stock. See "Management's Discussion and Analysis - Risk Factors and Uncertainties - Common Stock Risks—The Significant Number of Shares Eligible for Future Sale and Dilutive Stock Issuances may Adversely Affect Our Stock Price."

LaserSight Centers and Florida Laser Partners. Based on previously-reported agreements entered into in 1993 in connection with our acquisition of LaserSight Centers (our development-stage subsidiary) and modified in July 1995 and March 1997, we may be obligated to pay to a partnership whose partners include our Chairman of the Board and certain of our former officers and directors a royalty of up to $43 (payable in cash or in shares of common stock ("Royalty Shares")), for each eye on which PRK is performed on a fixed or mobile excimer laser system owned or operated by LaserSight Centers or its affiliates.

As of March 29, 2002, we have not accrued any obligation to issue Royalty Shares. We cannot assure you that any issuance of Royalty Shares will be accompanied by an increase in our per-share operating results. We are not obligated to pursue strategies that may result in the issuance of Centers Contingent Shares or Royalty Shares and, in fact, late in 2000 we abandoned the LaserSight Centers mobile laser strategy due to industry conditions and our increased focus on development and commercialization of our refractive products. It may be in the interest of our Chairman of the Board for us to pursue business strategies that maximize the issuance of Royalty Shares.

Foothill Warrant. In April 1997, we issued to Foothill Capital Corporation a warrant to purchase 500,000 shares of common stock (the "Foothill Warrant") at a price of $6.067 per share. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price if we sell common stock or common stock-equivalents (such as convertible securities or warrants) at a price per share that is (or could be) less than the fair market value of the common stock at the time of such sale (a "Below-Market issuance"). To date, such anti-dilution adjustments have resulted in (1) an increase in the number of Foothill Warrant shares to 598,414, and (2) a reduction to the exercise price of the Foothill Warrant shares to $4.91 per share. Additional anti-dilution adjustments to the Foothill Warrant could also result from any future Below-Market Issuance. The Foothill warrants may be exercised at any time through March 31, 2002. As of March 29, 2002, warrants for 101,414 shares of our common stock remain outstanding.

Series B Warrant. In connection with our issuance of the Series B Preferred Stock in August 1997, we issued to the former holders of the Series B Preferred Stock warrants to purchase 750,000 shares of common stock (the "Series B Warrant") at a price of $5.91 per share at any time before August 29, 2002. In connection with a March 1998 agreement whereby we obtained the option to repurchase the Series B Preferred Stock and a lock-up on conversions, the exercise price of the Series B Warrant shares was reduced to $2.753 per share. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event we make a Below-Market Issuance. To date, these anti-dilution adjustments and other agreements among the former holders of the Series B Preferred Stock and us have resulted in (1) an increase in the number of Series B Warrant shares to 825,132, and (2) a reduction to the exercise price of Series B Warrant shares to $2.46 per share. Additional anti-dilution adjustments to the Series B Warrants could also result from any future Below-Market Issuance. As of March 29, 2002, 140,625 of such warrants had been exercised and 684,507 of such warrants remained outstanding.

Shoreline Warrant. In connection with our sale of the Series B Preferred Stock in August 1997, we issued to four individuals associated with our placement agent warrants to purchase 40,000 shares of common stock (the "Shoreline Warrant") at a price of $5.91 per share at any time before August 29, 2002. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event we make a Below-Market Issuance. To date, these anti-dilution adjustments have resulted in (1) an increase in the number of Shoreline Warrant shares to 44,186, and (2) a reduction to the exercise price of Shoreline Warrant shares to $5.28 per share. Additional anti-dilution adjustments to the Shoreline Warrants could also result from any future Below-Market Issuance of common stock. As of March 29, 2002, 8,589 of such warrants had been exercised and 35,597 of such warrants remained outstanding.

March 1999 Private Placement Warrants. In connection with our sale of common stock in March 1999, we issued the purchasers warrants to purchase a total of 225,000 shares of common stock at an exercise price of $5.125 per share, the closing price of the Company's common stock on March 22, 1999. The warrants have a term of five years. As of March 29, 2002, 45,000 of such warrants had been exercised and 180,000 of such warrants remained outstanding.

Consulting Warrants. On February 22, 1999, in connection with a consulting services agreement that we entered into with Guy Numann, we issued warrants to purchase a total of 67,500 shares of our common stock at a price of $5.00 per share. One-third of the warrants become vested on each annual anniversary of the grant until all the warrants are vested. To the extent vested, the warrants are exercisable at any time prior to February 22, 2004. As of March 29, 2002, 45,000 of such warrants had vested and all such warrants remained outstanding.

September 2000 Private Placement Warrants. In connection with our sale of common stock in September 2000, we issued the purchasers warrants to purchase a total of 600,000 shares of common stock at an exercise price of $3.60 per share. The warrants have a term of three years. As of March 29, 2002, all such warrants remained outstanding.

Heller Warrants. In connection with our March 2001 loan agreement with Heller Healthcare Finance, Inc., we issued the Heller warrants to purchase a total of 243,750 shares of common stock at an exercise price of $3.15 per share. The warrants have a term of three years. As of March 29, 2002, all such warrants remained outstanding.

Consolidated Balance Sheets

December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,762,062	8,593,858
Accounts receivable—trade, net	8,100,993	9,546,368
Notes receivable—current portion, net	3,219,289	4,065,958
Inventories	12,005,108	12,123,877
Deferred tax assets	40,214	55,522
Other current assets	691,474	272,745
Total current assets	26,819,140	34,658,328
Notes receivable, less current portion, net	2,129,652	2,833,393
Property and equipment, net	1,373,494	2,398,292
Other assets, net	5,987,631	11,986,439
	$ 36,309,917	51,876,452
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,846,906	3,870,791
Accrued expenses	5,998,835	7,030,657
Accrued commissions	1,650,299	1,926,996
Deferred revenue	1,459,592	1,149,415
Total current liabilities	12,955,632	13,977,859
Accrued expenses, less current portion	315,595	398,767
Deferred royalty revenue, less current portion	4,600,000	—
Deferred income taxes	40,214	55,522
Long-term obligations	—	109,730
Note payable, net of discount of $73,530 at December 31, 2001	2,926,470	—
Commitments and contingencies		
Stockholders' equity:		
Convertible preferred stock:		
Series C—par value $.001 per share; authorized 10,000,000 shares; zero and 2,000,000 shares issued and outstanding at December 31, 2001 and 2000, respectively	—	2,000
Series F—par value $.001 per share; authorized 10,000,000 shares; 1,276,596 and zero shares issued and outstanding at December 31, 2001 and 2000, respectively	1,277	—
Common stock-par value $0.001 per share; authorized 100,000,000 shares; 26,596,062 and 22,920,278 shares issued at December 31, 2001 and 2000, respectively	26,596	22,920
Additional paid-in capital	102,918,836	98,594,665
Stock subscription receivable	(1,140,000)	(1,140,000)
Accumulated deficit	(85,792,056)	(59,602,364)
Less treasury stock, at cost; 145,200 common shares at December 31, 2001 and 2000	(542,647)	(542,647)
Total stockholders' equity	15,472,006	37,334,574
	$ 36,309,917	51,876,452

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31,	2001	2000	1999
Revenues:			
Products	$ 13,076,039	31,064,505	19,403,781
Royalties	392,000	2,632,551	1,970,504
	13,468,039	33,697,056	21,374,285
Cost of revenues:			
Product cost	7,385,303	14,804,797	9,621,351
Gross profit	6,082,736	18,892,259	11,752,934
Research, development, and regulatory expenses	3,271,724	4,621,783	3,139,906
Other general and administrative expenses	23,753,773	21,958,518	16,001,891
Selling related expenses	4,674,752	7,620,844	4,710,288
Amortization of intangibles	503,094	2,361,574	2,291,140
Impairment loss	—	4,116,504	—
	28,931,619	36,057,440	23,003,319
Loss from operations	(26,120,607)	(21,786,964)	(14,390,291)
Other income and expenses:			
Interest and dividend income	578,734	930,040	770,967
Interest expense	(480,411)	(29,119)	(93,085)
Gain on sale of patent	3,950,836	—	—
Other, net	(591,289)	(135,000)	—
Loss from continuing operations before income tax expense	(22,662,737)	(21,021,043)	(13,712,409)
Income tax expense	—	—	—
Loss from continuing operations	(22,662,737)	(21,021,043)	(13,712,409)
Discontinued operations:			
Loss from the operation of discontinued health care services business	(3,371,423)	(409,038)	(711,571)
Loss on disposal of health care services business, including provision of $110,000 for operating losses during phase-out period	(155,532)	—	—
Loss from discontinued operations	(3,526,955)	(409,038)	(711,571)
Net loss	$(26,189,692)	(21,430,081)	(14,423,980)
Loss per common share—basic and diluted	$ (1.04)	(1.02)	(0.89)
Weighted average number of shares outstanding—basic and diluted	25,131,000	21,061,000	16,207,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount
Balances at December 31, 1998	13,332,835	$13,333	4,000,000	$ 4,000
Issuance of shares from exercise of stock options, warrants and ESPP	2,257,478	2,257	—	—
Issuance of options and warrants in conjunction with consulting agreements	—	—	—	—
Issuance of shares into escrow in conjunction with acquisition of intangible assets	200,000	200	—	—
Issuance of stock options in conjunction with acquisition of intangible assets	—	—	—	—
Issuance of shares from financing, net of financing costs	2,250,000	2,250	—	—
Net loss	—	—	—	—
Balances at December 31, 1999	18,040,313	18,040	4,000,000	4,000
Issuance of shares from exercise of stock options, warrants and ESPP	19,649	20	—	—
Issued shares returned from escrow and cancelled	(200,000)	(200)	—	—
Issuance of shares from financing, net of financing costs	3,060,316	3,060	—	—
Conversion of preferred stock	2,000,000	2,000	(2,000,000)	(2,000)
Net loss	—	—	—	—
Balances at December 31, 2000	22,920,278	22,920	2,000,000	2,000
Issuance of shares from ESPP	56,327	56	—	—
Issuance of shares in conjunction with license agreement	730,552	731	—	—
Issuance of shares in conjunction with professional services	50,000	50	—	—
Issuance of warrants in conjunction with debt financing	—	—	—	—
Issuance of options in conjunction with consulting agreement	—	—	—	—
Issuance of shares from financing, net of financing costs	838,905	839	1,276,596	1,277
Conversion of preferred stock	2,000,000	2,000	(2,000,000)	(2,000)
Net loss	—	—	—	—
Balances at December 31, 2001	**26,596,062**	**$26,596**	**1,276,596**	**$ 1,277**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity *(continued)*

Additional Paid-in Capital	Issued Shares Held In Escrow	Stock Subscription Receivable	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
59,407,392	—	(1,140,000)	(23,748,303)	(521,084)	34,015,338
10,873,627	—	—	—	(21,563)	10,854,321
187,192	—	—	—	—	187,192
2,936,050	(2,936,250)	—	—	—	—
94,800	—	—	—	—	94,800
8,847,750	—	—	—	—	8,850,000
—	—	—	(14,423,980)	—	(14,423,980)
82,346,811	(2,936,250)	(1,140,000)	(38,172,283)	(542,647)	39,577,671
84,513	—	—	—	—	84,533
(2,936,050)	2,936,250	—	—	—	—
19,099,391	—	—	—	—	19,102,451
—	—	—	—	—	—
—	—	—	(21,430,081)	—	(21,430,081)
98,594,665	—	(1,140,000)	(59,602,364)	(542,647)	37,334,574
66,669	—	—	—	—	66,725
1,117,927	—	—	—	—	1,118,658
60,419	—	—	—	—	60,469
122,557	—	—	—	—	122,557
33,715	—	—	—	—	33,715
2,922,884	—	—	—	—	2,925,000
—	—	—	—	—	—
—	—	—	(26,189,692)	—	(26,189,692)
102,918,836	**—**	**(1,140,000)**	**(85,792,056)**	**(542,647)**	**15,472,006**

Consolidated Statements of Cash Flows

Years ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net loss	$(26,189,692)	(21,430,081)	(14,423,980)
Adjustments to reconcile net loss to net cash used in operating activities:			
Gain on sale of patent	(3,950,836)	—	—
Depreciation and amortization	2,275,974	3,746,919	3,263,894
Impairment loss	—	4,116,504	—
Impairment on discontinued operation	2,984,493	—	—
Provision for uncollectible accounts	2,258,252	2,354,366	1,965,234
Stock, options and warrants issued in conjunction with consulting agreements, settlement and services	94,184	—	187,192
Changes in assets and liabilities:			
Notes receivable, net	1,160,595	(537,162)	595,280
Accounts receivable, net	(423,062)	(5,030,286)	(3,495,128)
Inventories	118,769	(3,714,054)	(315,451)
Accounts payable	(23,885)	1,176,297	474,449
Accrued expenses and commissions	(1,035,092)	3,471,367	566,624
Income taxes	—	—	(9,239)
Deferred revenue	4,910,177	96,038	(317,558)
Other, net	151,396	23,484	(174,328)
Net cash used in operating activities	(17,668,727)	(15,726,608)	(11,683,011)
Cash flows from investing activities:			
Purchases of property and equipment	(296,592)	(1,600,654)	(704,298)
Net proceeds from sale of patent	6,365,000	—	—
Acquisition of other intangible assets	—	(4,513,665)	—
Net cash provided by (used in) investing activities	6,068,408	(6,114,319)	(704,298)
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	19,102,451	8,850,000
Proceeds from preferred stock financing, net	2,925,000	—	—
Proceeds from exercise of stock options, warrants and ESPP	66,725	84,533	10,367,051
Proceeds from debt financing	2,776,798	—	—
Repayment of capital lease obligation	—	—	(19,659)
Net cash provided by financing activities	5,768,523	19,186,984	19,197,392
Increase (decrease) in cash and cash equivalents	(5,831,796)	(2,653,943)	6,810,083
Cash and cash equivalents:			
Beginning of year	8,593,858	11,247,801	4,437,718
End of year	$ 2,762,062	8,593,858	11,247,801

See accompanying notes to consolidated financial statements.

NOTE 1—BUSINESS AND LIQUIDITY

LaserSight Incorporated (the Company) is the parent company of the following major wholly-owned operating subsidiaries: LaserSight Technologies, Inc., which develops, manufactures and sells ophthalmic lasers and related products primarily for use in laser vision correction, including laser in-situ keratomileusis (LASIK) and photo-refractive keratectomy (PRK) procedures and currently licenses patents related to refractive surgical equipment; LaserSight Patents, Inc., which currently licenses patents related to refractive surgical procedures; and MRF, Inc. d/b/a The Farris Group, a consulting firm servicing health care providers.

The Company has incurred significant losses and negative cash flows from operations in each of the years in the three-year period ended December 31, 2001 and has an accumulated deficit of $85,792,056 at December 31, 2001. The substantial portion of the losses is attributable to delays in Food and Drug Administration (FDA) approvals for the treatment of various procedures on the Company's excimer laser system in the U.S. (a key approval for the treatment of nearsightedness with or without astigmatism was received in late September 2001) and the continued development efforts to expand clinical approvals of the Company's excimer laser and other products.

The Company has significant liquidity and capital resource issues relative to the timing of our accounts receivable collection and the successful completion of new sales compared to our ongoing payment obligations. Management expects the Company's cash and cash equivalent balances and funds from operations will be sufficient to meet its anticipated operating cash requirements for a very limited period of time. As a result, management of the Company is undertaking steps as part of a plan to attempt to improve liquidity and operations with the goal of sustaining Company operations for the next twelve months and beyond. These steps include attempting to (a) raise additional equity capital and/or debt financing; (b) control overhead and expenses; (c) increase U.S. laser sales and revenues based on the recent FDA approvals received and improve collections on related receivables; (d) improve pricing and terms of international sales with custom ablation products like the recently announced Corneal Interactive Programmed Topographic Ablation (CIPTA); and (e) introduce new refractive products that complement excimer laser systems.

There can be no assurance the Company can successfully accomplish these steps. Accordingly, the Company's ability to continue as a going concern is uncertain and dependent upon obtaining additional equity capital and/or debt financing and achieving improved operational results and cash flows. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

As discussed in Note 3, the Company's health care services business has been accounted for as discontinued operations. Unless otherwise noted, disclosures herein pertain to the Company's continuing operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers short-term, highly-liquid investments with original maturities of three months or less to be cash equivalents.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts and notes receivable.

The Company sells products to customers, at times extending credit for such sales. Exposure to losses on receivables is principally dependent on each customer's financial condition and their ability to generate revenue from the Company's products. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Inventory
Inventory, which consists primarily of laser systems parts and components, is stated at the lower of cost or market. Cost is determined using the standard cost method, which approximates cost determined on the first-in, first-out method.

Property and Equipment
Property and equipment are stated at cost. Furniture and equipment are depreciated using the straight-line method over the estimated lives (three to seven years) of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Such depreciation and amortization is included in other general and administrative expenses on the consolidated statements of operations.

Patents
Costs associated with obtaining patents are capitalized as incurred and are amortized over their remaining useful lives (generally 17 years or less).

Goodwill and Acquired Technology
Goodwill represented the excess of cost over the fair value of net assets acquired and was amortized on a straight-line basis over estimated useful lives up to 20 years. Management evaluated the carrying value of goodwill using projected future undiscounted operating cash flows of the acquired businesses. During 2001 and 2000, impairment losses were recorded for the unamortized value of goodwill related to certain acquisitions. See Note 8.

Acquired technology is recorded as an intangible asset and is amortized over a period of 12 years based on the Company's estimate of the useful life of the solid-state laser product and related patent acquired. The Company continually assesses the potential market for solid-state as an improvement to existing excimer laser technology.

Research and Development
Research and development costs are charged to operations in the year incurred. The cost of certain equipment used in research and development activities which have alternative uses is capitalized as equipment and depreciated using the straight-line method over the estimated lives (five to seven years) of the assets. Total expenditures on research and development for the years ended December 31, 2001, 2000 and 1999 were, approximately $2,287,000, $3,165,000 and $2,084,000, respectively.

Product Warranty Costs
Estimated future warranty obligations related to the Company's products, typically for a period of one year, are provided by charges to operations in the period in which the related revenue is recognized.

Extended Service Contracts
The Company sells product service contracts covering periods beyond the initial warranty period. Revenues from the sale of such contracts are deferred and amortized on a straight-line basis over the life of the contracts. Service contract costs are charged to operations as incurred.

Revenue Recognition
The Company recognizes revenue from the sale of its products in the period that the products are shipped to the customers.

Royalty revenues from the license of patents owned are recognized in the period earned.

Cost of Revenues
Cost of revenues consist of product cost. Product cost relates to the cost from the sale of its products in the period that the products are shipped to the customers.

Loss Per Share
Basic loss per common share is computed using the weighted average number of common shares. Diluted loss per common share is computed using the weighted average number of common shares and common share equivalents outstanding during each period. Common share equivalents include options, warrants to purchase Common Stock, and convertible Preferred Stock and are included in the computation using the treasury stock method if they would have a dilutive effect. Diluted loss per share for the years ended December 31, 2001, 2000 and 1999 is the same as basic loss per share.

The following is the reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Numerator:			
Net loss	**$(26,189,692)**	(21,430,081)	(14,423,980)
Denominator, basic and diluted:			
Weighted average shares outstanding	**25,131,000**	21,061,000	16,207,000
Basic and diluted loss per share:			
Loss from continuing operations	**(0.90)**	(1.00)	(0.85)
Loss from discontinued operations	**(0.13)**	(0.02)	(0.04)
Loss from disposal of discontinued operations	**(0.01)**	—	—
Net loss	**$ (1.04)**	(1.02)	(0.89)

Common share equivalents, including contingently issuable shares, options, warrants, and convertible Preferred Stock totaling 1,406,000, 2,507,000 and 5,538,000 common stock equivalents at December 31, 2001, 2000 and 1999, respectively, are not included in the computation of diluted loss per share because they had an antidilutive effect.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

New Accounting Pronouncements

In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. The Company adopted the provisions of Statement No. 141 on July 1, 2001 and the provisions of Statement No. 142 on January 1, 2002. Management does not expect Statement No. 142 to have a material effect on the consolidated financial statements.

In October 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 also supercedes the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 is intended to establish one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues. The Company adopted Statement No. 144 on January 1, 2002. Management does not expect Statement No. 144 to have a material effect on the consolidated financial statements.

NOTE 3—DISCONTINUED OPERATIONS

In November 2001, the Company decided to discontinue the operations of its health care services business as a result of its increased focus on refractive product development and commercialization. The health care services business continued its operations through the end of 2001 and is phasing out its remaining client projects in early 2002.

Results from discontinued operations for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Net revenues	$ 897,457	820,545	354,167
Operating loss:			
Loss from discontinued operations	(3,371,423)	(409,038)	(711,571)
Loss from disposal of discontinued operations	(155,532)	—	—
Loss from discontinued operations	$(3,526,955)	(409,038)	(711,571)

Losses from discontinued operations included the results of operations from the business to be disposed of through December 31, 2001. Losses related to the business subsequent to year-end were estimated and provided for in the loss on the disposition of the business.

The 2001 loss from discontinued operations, $3,371,423, included an impairment loss of approximately $2,984,000 related to the goodwill of its health care services subsidiary. The Company's increased focus on refractive product development and commercialization resulted in management's decision in late 2001 to phase out the health care services business. As a result, management performed an evaluation of the recoverability of such goodwill, and concluded that a significant impairment of intangible assets had occurred. An impairment charge was required because the carrying value of the assets could not be recovered through estimated net cash flows.

The loss from the disposal recorded in 2001 totaled $155,532. The losses associated with the disposition of the business was based on an estimate of results of operations for the business from the date the decision was made to dispose of the business through the phase-out period. The amounts ultimately realized by the Company could differ materially from the amounts assumed in arriving at the loss from disposal of discontinued operations.

NOTE 4—ACQUISITIONS

Intellectual Property

In March 2000, the Company acquired all intellectual property related to a development project designed to provide front-to-back analysis and total refractive measurement of the eye from Premier Laser Systems, Inc. Of the total consideration of approximately $4.0 million before transaction costs, approximately $2.8 million was paid at closing, $0.5 million was paid in April 2000 and approximately $0.7 million was paid in May 2000. Assets purchased included U.S. and foreign patents and pending patent applications and an exclusive license to nine patents that are intended to be used to complete development of an integrated refractive diagnostic work station. The total cost is included in other assets and is being amortized over the life of the patents, 17 years.

Technology Development and License Agreement
In October 1999, the Company entered into a technology development and exclusive license agreement with Quadrivium, L.L.C. covering patents and patent applications related to a corneal reshaping procedure that achieves a refractive correction utilizing low levels of infrared energy. The Company issued 200,000 shares of Common Stock, valued at approximately $2.9 million, which were placed into escrow. If the Company determined the technology to be capable of producing a commercially viable system in accordance with the agreement, 100,000 shares would have been released from escrow. Otherwise, all shares would be returned to the Company. On the date that clinical trials using this technology were completed, if the Company determined that the international commercialization of the system was viable, the remaining 100,000 shares would have been released from escrow. Otherwise, the remaining shares would be returned to the Company. At December 31, 1999, the value of these shares was classified as Issued Shares Held in Escrow in the Stockholders' Equity section of the consolidated balance sheet. During the year ended December 31, 2000, the Company determined the technology was not capable of producing a commercially viable system and, in accordance with the agreement, all 200,000 shares of Common Stock were released from escrow, returned to the Company, and cancelled.

Photomed, Inc.
In July 1997, the Company acquired from Photomed, Inc. the rights to a Pre-Market Approval (PMA) application filed with the FDA for a laser to perform LASIK, a refractive surgery alternative to surface PRK. In addition, the Company purchased from a stockholder of Photomed, Inc. U.S. patent number 5,586,980 for a keratome, the instrument necessary to create the corneal "flap" in the LASIK procedure. The Company issued a combination of 535,515 unregistered shares of Common Stock (valued at $3,416,700) and $333,300 in cash as consideration for the PMA application and the keratome patent. The seller is entitled to receive a percentage of any licensing fees or sale proceeds related to the patent. The total value was capitalized as the cost of PMA application and patent and is being amortized over 5 and 15 years, respectively. In September 1998, the Company entered into an amendment with Photomed based on a FDA approval received in July 1998, and paid Photomed a total of $1,740,000, of which $990,000 was paid in cash and the balance paid through the issuance of 187,500 shares of Common Stock. As of December 31, 2001, the unamortized carrying value of the keratome patent was included in other assets. In December 2000, an impairment loss was taken for the unamortized value of the PMA application. See Note 8.

Patents
In August 1997, the Company finalized an agreement with International Business Machines Corporation (IBM), in which the Company acquired certain patents (IBM Patents) relating to ultraviolet light ophthalmic products and procedures for ultraviolet ablation for $14.9 million. The total value was capitalized and was being amortized over approximately 8 years prior to its sale in March 2001. Under the agreement, IBM transferred to the Company all of IBM's rights under its patent license agreements with certain licensees. Royalties from such assigned patent licenses totaled approximately $392,000, $2,633,000 and $1,971,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

In September 1997, the Company sold an exclusive worldwide royalty-free patent license covering the vascular and cardiovascular rights included in the IBM Patents for $4 million, reducing the Company's basis in the IBM Patents. No gain or loss was recognized as a result of this sale.

In February 1998, the Company sold certain rights in certain of the IBM Patents to Nidek Co., Ltd. for $6.3 million in cash (of which $200,000 was withheld for the payment of Japanese taxes). The Company transferred all rights in those patents issued in countries outside of the U.S. but retained the exclusive right to use and sublicense the non-U.S. patents in all fields other than ophthalmic, cardiovascular and vascular. The Company received a non-exclusive license to the non-U.S. patents in the ophthalmic field. In addition, the Company has granted a non-exclusive license to use those patents issued in the U.S., which resulted in $1.2 million of deferred royalties that were amortized to income over three years. The transaction did not result in any current gain or loss, but reduced the Company's amortization expense over the remaining useful life of the U.S. patents.

On March 1, 2001, the Company completed the sale of the IBM Patents for a cash payment of $6.5 million. The Company retained a non-exclusive royalty-free license under the patent. The Company's net gain on the sale of the patent was approximately $4.0 million. As of December 31, 2000, the unamortized carrying value of the patents was included in other assets.

Keratome License

In September 1997, the Company acquired worldwide distribution rights to the Ruiz-Lenchig disposable keratome for the LASIK procedure and entered into a limited exclusive license agreement for intellectual property related to the keratome products formerly known as the Automated Disposable Keratome (A•D•K). The trade name for this single use keratome is now the LaserSight UniShaper™ single use keratome. In exchange, the Company paid $400,000 in cash at closing and supplied to the licensors one excimer laser. Six months after the first shipment of the disposable keratome product, the Company paid an additional $150,000 to the licensors. The total value was capitalized, including the net book value of the laser, and is being amortized over 31 months. The Company will also share the product's gross profit with the licensors with minimum quarterly royalties of $400,000 beginning approximately seven months after the initial shipment date. Under the arrangement, gross profit is defined as the selling price less certain costs of sales and commissions. In January 2001, the Company entered into an amended and restated license and royalty agreement related to the Company's keratome products. Under the terms of the amendment, 730,552 shares of Common Stock were issued, valued at approximately $1.1 million, in prepayment for royalties during the term of the license. The term was extended three years until July 31, 2005. In addition, minimum royalty payments totaling approximately $4.8 million at December 31, 2001, will be due in installments through the term of the amendment. The royalty rate was reduced from 50% to 10% of gross profits. As of December 31, 2001 and 2000, the prepaid royalties under the keratome license were included in other current assets.

LaserSight Centers Incorporated

In 1993, the Company acquired all of the outstanding stock of LaserSight Centers Incorporated (Centers), a privately-held corporation, whose former owners included two of the Company's former presidents and its chairman. Centers was a development stage corporation that intended to provide services for ophthalmic laser surgical centers using excimer and other lasers. The terms for the closing of this transaction provided for the issuance of 500,000 unregistered shares of the Company's Common Stock and the agreement of the Company to issue up to an additional 1,265,333 unregistered shares of its Common Stock based on the outcome of certain future events and whether Centers achieves certain performance objectives.

In March 1997, the Company amended the purchase and royalty agreements related to the 1993 acquisition of Centers. The amended purchase agreement provided for the Company to issue approximately 625,000 unregistered common shares with 600,000 additional shares contingently issuable based upon future operating profits. This replaced the provision calling for 1,265,333 contingently issuable shares based on cumulative revenues or other future events and the uncertainties associated therewith. The amended royalty agreement reduced the royalty from $86 to $43 per refractive procedure and delayed the obligation to pay such royalties until the sooner of five years or the issuance of all contingently issuable shares as described above. The value of shares issued in March 1997, $3,320,321, was accounted for as additional purchase price based upon historical and expected growth in the excimer laser industry and undiscounted projected cash flows.

In December 2000, an impairment loss was taken for the unamortized value of the goodwill related to Centers. See Note 8.

NOTE 5—ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable at December 31, 2001 and 2000 were net of allowance for uncollectibles of approximately $5,521,000 and $4,661,000, respectively. During 2001 and 2000, approximately $1,398,000 and $1,569,000, respectively, in accounts and notes receivable, net of associated commissions and bad debt recoveries, were written off as uncollectible.

The Company currently provides internal financing for sale of its laser systems. Sales for which there is no stated interest rate are discounted at a rate of eight percent, an estimate of the prevailing market rate for such purchases. Note receivable payments due within one year are classified as current. Maturity dates of long-term notes receivable balances, less an allowance for uncollectibles, at December 31, 2001 are as follows:

Due in 2003	$1,818,676
2004	285,948
2005	25,028
	$2,129,652

NOTE 6—INVENTORIES

The components of inventories at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Raw materials	$ 7,699,939	6,704,447
Work in process	92,030	121,474
Finished goods	3,563,796	4,482,276
Test equipment-clinical trials	649,343	815,680
	$12,005,108	12,123,877

As of December 31, 2001 and 2000, the Company had two laser systems being used under arrangements for clinical trials.

NOTE 7—PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 and 2000 are as follows:

	2001	2000
Leasehold improvement	$ 646,431	675,556
Furniture and equipment	1,370,958	1,819,398
Laboratory equipment	2,330,727	3,122,289
	4,348,116	5,617,243
Less accumulated depreciation	2,974,622	3,218,951
	$1,373,494	2,398,292

NOTE 8—OTHER ASSETS

Other assets at December 31, 2001 and 2000 are as follows:

	2001	2000
Goodwill, net of accumulated amortization of $1,274,484 in 2000	$ —	3,232,425
Acquired technology, net of accumulated amortization of $939,624 in 2001 and $793,620 in 2000	812,376	958,380
Ultraviolet patents, net of accumulated amortization of $1,973,733 in 2000	—	2,414,164
Diagnostic patents, net of accumulated amortization of $423,465 in 2001 and $181,485 in 2000	3,690,200	3,932,180
Keratome patents and license, net of accumulated amortization of $305,622 in 2001 and $1,344,826 in 2000	786,385	1,130,063
Deposits	466,874	319,227
Deferred financing costs, net	231,796	—
	$5,987,631	11,986,439

In late 2001, the Company recorded an impairment loss of approximately $3.0 million related to goodwill of its MRF, Inc. subsidiary. Management decided to discontinue the operations of its health care services business as a result of its increased focus on refractive product development and commercialization. See Note 3.

During the fourth quarter of 2000, the Company recorded an impairment loss of approximately $2.3 million related to goodwill of its LaserSight Centers subsidiary. The combination of increased price competition and resulting losses in many other laser centers businesses during 2000 and the Company's increased focus on refractive product development and commercialization resulted in management's decision in late 2000 to abandon the strategy of a mobile laser business. As a result, management performed an evaluation of the recoverability of such goodwill, and concluded that a significant impairment of intangible assets had occurred. An impairment charge was required because the carrying value of the assets could not be recovered through estimated net cash flows.

During the fourth quarter of 2000, the Company also recorded an impairment loss of approximately $1.8 million related to the PMA application acquired in 1997. In December 2000, the Company submitted to the FDA its own PMA supplement representing data from clinical trials performed on the Company's LSX laser system, an advantage over the PMA application acquired in 1997. In addition, the FDA has audited and approved the Company's manufacturing operation for the LSX laser system. This December 2000 submission resulted in management's decision to abandon further efforts related to the PMA application acquired in 1997. As a result, management performed an evaluation of the recoverability of such intangible asset, and concluded that a significant impairment of intangible assets had occurred. An impairment charge was required because the carrying value of the assets could not be recovered through estimated net cash flows.

NOTE 9—EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company has a 401(k) plan for the benefit of substantially all of its full-time employees. The plan provides, among other things, for employer-matching contributions to be made at the discretion of the Board of Directors. Employer-matching contributions vest over a seven-year period. Administrative expenses of the plan are paid by the Company. For the years ended December 31, 2001, 2000 and 1999, expense incurred related to the 401(k) plan, including employer-matching contributions, was approximately $9,000, $78,000 and $60,000, respectively.

Employee Stock Purchase Plan

During 1999, the Company established a qualified Employee Stock Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's Common Stock at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. The Company issued 56,327, 12,681 and 6,126 shares of Common Stock during 2001, 2000 and 1999, respectively, pursuant to this plan at an average price per share of $1.18, $3.24 and $8.50, respectively.

NOTE 10—NOTES PAYABLE

On March 12, 2001, the Company entered into a loan agreement with Heller Healthcare Finance, Inc. (Heller) for a $3.0 million term loan at an annual interest rate of prime plus 2.5% (7.25% at December 31, 2001) and a revolving loan in an amount of up to 85% of eligible receivables related to U.S. sales, but not more than $10.0 million, at an annual interest rate of prime plus 1.25% (6% at December 31, 2001). Eligible accounts receivable will primarily be based on future U.S. sales. There have been no borrowings under the revolving loan to date. The term loan and the revolving loan mature on March 12, 2003. In connection with the loans, the Company paid an origination fee of $130,000 and issued warrants to purchase 243,750 shares of Common Stock. At the termination of the loan, an additional fee of $148,125 will be payable to Heller. The warrants are exercisable at any time from March 12, 2001 through March 12, 2004 at an exercise price per share of $3.15. Borrowings under the loan agreement are secured by substantially all of the Company's assets. The loan agreement required the Company to meet certain covenants, including the maintenance of a minimum level of net worth. In February 2002, the Company and Heller entered into an amended loan agreement that included a revised net worth covenant beginning with the Company's December 31, 2001 financial statements. See Note 17.

In connection with a loan agreement in 1997, the Company issued warrants to purchase 500,000 shares of Common Stock. The warrants are exercisable at any time through April 1, 2002 and currently have an exercise price per share of $4.91. Subject to certain conditions based on the market price of the Common Stock, any warrants that remain outstanding on April 1, 2002 are subject to mandatory repurchase by the Company currently at a price of $1.21 per warrant. The warrants have certain anti-dilution features that resulted in approximately 98,000 additional shares being issuable under the warrants, primarily due to the issuance of the Series B, C, D & F Preferred Stock and the September 2000 private placement. A total of 497,000 warrants have been exercised through December 31, 2001. As a result of a cashless exercise, a total of 314,941 shares of Common Stock have been issued as a result of such exercises. The recorded amount of the obligation will change with the fair value of the warrants, with the corresponding adjustment to interest expense. At December 31, 2001, 101,414 such warrants remained outstanding. The warrants were valued at $119,330 and $109,730 at December 31, 2001 and 2000, respectively, and were classified as accrued expenses and long-term obligations, respectively.

Interest paid during 2001, 2000 and 1999 approximated $525,000, $14,000 and $25,000, respectively.

NOTE 11—STOCKHOLDERS' EQUITY

On July 6, 2001, the Company closed a transaction for the sale of 1,276,596 shares of Series F Preferred Stock to a total of two investors in exchange for the Company receiving $3.0 million in cash. The Series F Preferred Stock is convertible into Common Stock on a share for share basis. In addition, the investors received a total of 838,905 shares of Common Stock under price protection provisions of the Company's September 2000 private placement.

On September 8, 2000, the Company closed a transaction for the sale of 1,714,286 shares of Common Stock to a total of two investors in exchange for the Company receiving $6.0 million in cash. In addition, the investors received warrants to purchase a total of 600,000 shares of Common Stock at an exercise price of $3.60 per share.

On January 31, 2000, the Company closed a transaction for the sale of 1,269,841 shares of Common Stock to a total of two investors, including TLC Laser Eye Centers Inc. (TLC), in exchange for the Company receiving $12.5 million in cash. On February 22, 2000, the Company closed a transaction for the sale of 76,189 shares of Common Stock to one investor in exchange for the Company receiving $750,000 in cash.

During the years ended December 31, 2001, 2000 and 1999, LaserSight received approximately $67,000, $85,000 and $10.4 million, respectively, in cash from the exercise of warrants, stock options and the Employee Stock Purchase Plan, resulting in the issuance of 56,327, 19,649 and 2,257,478 shares respectively, of Common Stock. Additionally, approximately $500,000 was applied to additional paid-in capital resulting from the cashless exercise of a portion of Foothill's warrants in 1999. See Note 10.

On March 23, 1999, the Company closed a transaction for the sale of 2,250,000 shares of Common Stock to a total of six investors, including Pequot Capital Management, Inc. (Pequot) and TLC, in exchange for the Company receiving $9 million in cash. In addition, the investors received a total of 225,000 warrants to purchase Common Stock at $5.125 each, the Common Stock closing price on March 22, 1999. At December 31, 2001, 180,000 such warrants were outstanding.

In connection with the dismissal and release of claims from an action filed by Mercacorp, Inc. against the Company in August 1998, the Company issued the plaintiff two separate warrants to purchase Common Stock. Under the first warrant, the plaintiff was entitled to purchase up to 750,000 shares of Common Stock at an exercise price of $4.00 per share, the closing bid price on November 10, 1998, and under the second warrant, the plaintiff was entitled to purchase up to 750,000 shares of Common Stock at an exercise price of $5.00 per share. The fair value of the warrants and other costs related to the matter are included in other expenses in 1998. During 1999, all 1,500,000 warrants were exercised.

The Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (the "Rights") for each share of the Company's Common Stock owned as of July 2, 1998, and for each share of the Company's Common Stock issued until the Rights become exercisable. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one-thousandth of a share of the Company's Series E Junior Participating Preferred Stock, $.001 par value (the Series E Preferred Stock), at a price of $20 per one-thousandth of a share. The Rights are not exercisable and are transferable only with the Company's Common Stock until the earlier of 10 days following a public announcement that a person has acquired ownership of 15% or more of the Company's outstanding Common Stock, or the commencement or announcement of a tender offer or exchange offer, the consummation of which would result in the ownership by a person of 15% or more of the Company's outstanding Common Stock. The Series E Preferred Stock will be nonredeemable and junior to any other series of preferred stock that the Company may issue in the future. Each share of Series E Preferred Stock, upon issuance, will have a quarterly preferential dividend in an amount equal to the greater of $1.00 per share or 1,000 times the dividend declared per share of the Company's Common Stock. In the event of the liquidation of the Company, the Series E Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000 per share or 1,000 times the payment made on each share of the Company's Common Stock. Each one-thousandth of a share of Series E Preferred Stock outstanding will have one vote on all matters submitted to the stockholders of the Company and will vote together as one class with the holders of the Company's Common Stock.

In the event that a person acquires beneficial ownership of 15% or more of the Company's Common Stock, holders of Rights (other than the acquiring person or group) may purchase, at the Rights' then current purchase price, shares of the Company's Common Stock having a value at that time equal to twice such exercise price. In the event that the Company merges into or otherwise transfers 50% or more of its assets or earnings power to any person after the Rights become exercisable, holders of Rights (other than the acquiring person or group) may purchase, at the then current exercise price, common stock of the acquiring entity having a value at that time equal to twice such exercise price.

In June 1998, the Company entered into a Securities Purchase Agreement with TLC, pursuant to which the Company issued 2,000,000 shares of Series C Preferred Stock with a face value of $4.00 per share, resulting in an aggregate offering price of $8 million. The Series C Preferred Stock was converted into 2,000,000 shares of Common Stock in June 2001.

In June 1998, the Company entered into a Securities Purchase Agreement with Pequot Private Equity Fund, L.P., Pequot Scout Fund, L.P., and Pequot Offshore Private Equity Fund, Inc. (Pequot Funds), pursuant to which the Company issued, collectively, 2,000,000 shares of the newly-created Series D Preferred Stock with a face value of $4.00 per share, resulting in an aggregate offering price of $8 million. The Series D Preferred Stock was converted into 2,000,000 shares of Common Stock during 2000.

In August 1997, the Company completed a private placement of 1,600 shares of Series B Preferred Stock yielding net proceeds, after costs of financing, of $14.83 million. The Company also issued warrants to purchase 790,000 shares of Common Stock for a period of five years at $5.91 per share to the investors and placement agent. The warrant price to the investors was reduced to $2.75 in February 1998 in exchange for certain amendments to the agreement as approved by the Company's shareholders. The warrants have certain anti-dilution features that have resulted in approximately 80,000 additional shares being issuable under the warrants, primarily due to the issuance of the Series C, D and F Preferred Stock and the September 2000 private placement and a corresponding reduction in the exercise price to approximately $2.46. At December 31, 2001, 720,104 such warrants remain outstanding. The Series B Preferred Stock was converted or redeemed by the end of June 1998.

NOTE 12—STOCK OPTION PLANS

The Company has options outstanding at December 31, 2001 related to two stock based compensation plans (the Plans). Options are currently issuable by the Board of Directors under the 1996 Equity Incentive Employee Plan (1996 Incentive Plan) and the LaserSight Incorporated Non-employee Directors Stock Option Plan (Directors Plan), both of which were approved by the Company's stockholders in June 1996, and which were last amended in July 2001 and June 1999, respectively.

Under the 1996 Incentive Plan, as amended, employees of the Company are eligible to receive options, although no employee may receive options to purchase greater than 750,000 shares of Common Stock during any one year. Pursuant to terms of the 1996 Incentive Plan, as amended, 5,250,000 shares of Common Stock may be issued at exercise prices of no less than 100% of the fair market value at date of grant, and options generally become exercisable in four annual installments on the anniversary dates of the grant.

The Directors Plan, as amended, provides for the issuance of up to 500,000 shares of Common Stock to directors of the Company who are not officers or employees. Grants to individual directors are based on a fixed formula that establishes the timing, size, and exercise price of each option grant. At the date of each annual stockholders' meeting, 15,000 options will be granted to each outside director, and 5,000 options will be granted to each outside director that chairs a standing committee, at exercise prices of 100% of the fair market value as of that date, with the options becoming fully exercisable on the first anniversary date of the grant. The options will expire in ten years or three years after an outside director ceases to be a director of the Company.

The per share weighted average fair value of stock options granted during the years ended December 31, 2001, 2000 and 1999, was $0.35, $2.90 and $6.40, respectively, on the dates of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected dividend yield	**0%**	0%	0%
Volatility	**50%**	50%	50%
Risk-free interest rate	**4.39-5.27%**	6.12-6.84%	4.57-6.14%
Expected life (years)	**5-10**	5-10	3-10

The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its Plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net loss:			
As reported	**$(26,189,692)**	(21,430,081)	(14,423,980)
Pro forma	**(28,674,040)**	(23,496,356)	(16,209,237)
Basic and diluted EPS:			
As reported	**$ (1.04)**	(1.02)	(0.89)
Pro forma	**(1.14)**	(1.12)	(1.00)

In accordance with SFAS No. 123, the pro forma net loss reflects only options granted on or after January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost does not reflect options granted prior to January 1, 1995, that vested in 1999.

Stock option activity for all plans during the periods indicated is as follows:

	Shares Under Option	Weighted Average Exercise Price
Balance at January 1, 1999	1,657,000	$ 6.25
Granted	1,121,000	12.85
Exercised	(382,822)	5.99
Terminated	(190,900)	5.84
Balance at December 31, 1999	2,204,278	9.68
Granted	1,555,049	5.51
Exercised	(6,968)	6.23
Terminated	(243,815)	10.74
Balance at December 31, 2000	3,508,544	7.76
Granted	2,057,500	1.64
Terminated	(707,361)	6.90
Balance at December 31, 2001	**4,858,683**	**$ 5.30**

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2001:

	Range of Exercise Prices $1.25-$3.03	$3.75-$8.13	$9.72-$16.63
Options outstanding:			
Number outstanding at December 31, 2001	2,114,200	1,787,983	956,500
Weighted average remaining contractual life	4.56 years	3.55 years	3.60 years
Weighted average exercise price	$1.73	5.35	13.09
Options exercisable:			
Number exercisable at December 31, 2001	212,701	1,037,166	582,667
Weighted average exercise price	$2.02	5.39	13.27

NOTE 13—INCOME TAXES

There was no federal or state income tax expense for each of the years ended December 31, 2001, 2000 and 1999.

Deferred tax assets and liabilities consist of the following components as of December 31, 2001 and 2000:

	2001	2000
Deferred tax liabilities:		
Acquired technology	**$ 291,947**	344,239
	291,947	344,239
Deferred tax assets:		
Intangibles	**—**	337,403
Inventory	**1,387,481**	1,007,933
Receivable allowance	**2,101,840**	1,785,941
License fees	**1,950,259**	—
Commissions	**115,956**	146,496
Warranty accruals	**897,232**	928,782
Property and equipment	**241,398**	78,585
NOL carryforward	**26,444,965**	18,985,971
Other tax credits	**256,173**	256,173
Other	**15,464**	58,169
	33,410,768	23,585,453
Valuation allowance	**(33,118,821)**	(23,241,214)
Net deferred tax asset (liability)	**$ —**	—

Realization of deferred tax assets is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that these deferred tax assets may expire unused and, accordingly, has established a valuation allowance against them.

Payments for income taxes during the year ended December 31, 1999 were $71,000.

At December 31, 2001, the Company has net operating loss carryforwards for federal income tax purposes of $71.7 million which are available to offset future federal taxable income and begin to expire in the year 2018. The utilization of the Company's net operating losses and credit carryforwards may be limited under Section 382 of the Internal Revenue Code in the event of a change in ownership. In addition, the Company has other tax credit carryforwards of approximately $256,000 that begin to expire in the year 2007.

For the years ended December 31, 2001, 2000 and 1999, the difference between the Company's effective income tax provision and the "expected" tax provision, computed by applying the federal statutory income tax rate to loss before provision for income taxes, is reconciled below:

	2001	2000	1999
"Expected" tax benefit	**$(8,904,440)**	(7,286,228)	(4,904,100)
State income taxes, net of federal income tax benefit	**(669,053)**	(508,028)	(911,999)
Intangible amortization	**(433,325)**	950,575	178,374
Nondeductible expenses	**115,244**	63,387	101,578
Tax deduction from exercise of options and warrants	**—**	(8,826)	(6,608,671)
Valuation allowance	**9,877,607**	6,789,120	12,289,810
Other items, net	**13,967**	—	(144,992)
Income tax expense	**$ —**	—	—

At December 31, 2001, of the $71.7 million net operating loss carryforward, $19.5 million is associated with the exercise of nonqualified stock options, disqualifying dispositions of incentive stock options and warrants. This tax benefit will be recorded as an increase to additional paid-in capital when recognized.

NOTE 14—SEGMENT INFORMATION

At December 31, 2001, the Company's continuing operations principally include refractive products. Refractive product operations primarily involve the development, manufacture, and sale of ophthalmic lasers and related devices for use in vision correction procedures. Patent services involve the revenues and expenses generated from the ownership of certain refractive laser procedure patents. Health care services provided health and vision care consulting services to hospitals, managed care companies and physicians, and is reflected as a discontinued operation. See Note 3.

Operating profit is total revenue less operating expenses. In determining operating profit for operating segments, the following items have not been considered: general corporate expenses; discontinued operations; expenses attributable to Centers, a developmental stage company; non-operating income and expense; and income tax expense. Identifiable assets by operating segment are those that are used by or applicable to each operating segment. General corporate assets consist primarily of cash, marketable equity securities and income tax accounts.

	2001	2000	1999
Operating revenues:			
Refractive products	**$ 13,076,039**	31,064,505	19,403,781
Patent services	**392,000**	2,632,551	1,970,504
Total revenues	**$ 13,468,039**	33,697,056	21,374,285
Operating profit (loss):			
Refractive products	**$(25,014,400)**	(19,490,091)	(13,376,160)
Patent services	**392,000**	2,114,230	1,452,231
General corporate	**(1,498,207)**	(1,863,211)	(2,189,666)
Developmental stage company-LaserSight Centers Incorporated	**—**	(2,547,892)	(276,696)
Loss from operations	**$(26,120,607)**	(21,786,964)	(14,390,291)

Impairment losses of $1,845,322 for Refractive Products and $2,271,182 for LaserSight Centers for the year ended December 31, 2000, are included in the operating loss in the table above.

	2001	2000	1999
Identifiable assets:			
Refractive products	**$33,212,199**	36,555,402	28,049,316
Patent services	**—**	3,160,538	3,652,788
Discontinued operations	**66,145**	3,437,181	3,563,517
General corporate assets	**3,031,573**	8,723,331	11,345,800
Developmental stage company-LaserSight Centers Incorporated	**—**	—	2,767,512
Total assets	**$36,309,917**	51,876,452	49,378,933
Depreciation and amortization:			
Refractive products	**$ 1,737,698**	2,666,031	2,184,727
Patent services	**—**	517,320	517,320
Discontinued operations	**325,378**	276,438	276,766
General corporate	**9,340**	10,434	8,385
Development stage company-LaserSight Centers Incorporated	**—**	276,696	276,696
Total depreciation and amortization	**$ 2,072,416**	3,746,919	3,263,894

Amortization of deferred financing costs and accretion of discount on note payable of $203,558 for the year ended December 31, 2001, is included as interest expense in the table below:

	2001	2000	1999
Capital expenditures:			
Refractive products	$249,048	1,581,378	688,432
Discontinued operations	47,544	17,586	3,441
General corporate	—	1,690	12,425
Total capital expenditures	$296,592	1,600,654	704,298
Interest income:			
Refractive products	$300,522	228,878	251,066
General corporate	278,212	697,901	509,425
Development stage company-LaserSight Centers Incorporated	—	3,261	10,476
Total interest income	$578,734	930,040	770,967
Interest expense:			
Refractive products	$ —	—	20,685
General corporate	480,411	29,119	72,400
Total interest expense	$480,411	29,119	93,085

The following table presents the Company's refractive products segment net revenues by geographic area, based on location of customer, for the three years ended December 31, 2001. The individual countries shown generated net revenues of at least 10% of the total segment net revenues for at least one of the years presented.

	2001	2000	1999
Geographic area:			
Canada	$ *	*	2,385,000
China	1,726,798	*	*
Mexico	1,508,960	*	*
United States	3,481,045	15,377,354	3,945,161
Other	6,359,236	15,687,151	13,073,620
Total refractive products revenues	$13,076,039	31,064,505	19,403,781

* Less than 10% of annual segment revenues.

Export sales are as follows:

	2001	2000	1999
North and Central America	$1,649,461	3,039,027	4,359,962
South America	2,679,420	2,216,751	1,935,855
Asia	2,811,797	5,162,721	1,254,194
Europe	2,243,868	4,483,410	7,348,609
Africa	210,448	785,242	560,000
	$9,594,994	15,687,151	15,458,620

The geographic areas above include significant sales to the following countries: North and Central America—Mexico; South America—Brazil; Asia—China and Malaysia; Europe—Spain, Italy and Israel. In the Company's experience, sophistication of ophthalmic communities varies by region, and is better segregated by the geographic areas above than by individual country.

As of December 31, 2001 and 2000, the Company had approximately $19,000 and $16,000, respectively, in assets located at a manufacturing facility in Costa Rica and $12,000 and $85,000, respectively, in assets located at an administrative office in Europe. As of December 31, 2001, the Company did not have any other subsidiaries in countries where it does business. As a result, substantially all of the Company's operating losses and assets apply to the U.S.

Revenues from one customer of the refractive products segment totaled $3,006,000 in 1999, or 14%, of the Company's consolidated revenues. See Note 15.

NOTE 15—RELATED PARTY TRANSACTIONS

During January 1993, Centers entered into a royalty agreement with Florida Laser Partners, a Florida general partnership, in which two of the Company's former presidents and the Company's chairman are partners. The royalty agreement provides, among other things, for a perpetual royalty payment to Florida Laser Partners of a number of shares of Centers' common stock, as determined by a formula defined in the royalty agreement. Also during January 1993, the Company entered into an exchange agreement with Florida Laser Partners, which provides among other things, that Laser Partners shall exchange, from time to time, shares of Centers' common stock that it acquires pursuant to the royalty agreement for shares of the Company's stock. This agreement was amended in March 1997. See Note 4.

During 2000 and 1999, the Company sold one and nine laser systems, respectively, for $375,000 and $2,700,000 respectively, to TLC. As discussed in Note 11, TLC has invested in securities of the Company in June 1998, March 1999 and January 2000. The Company received full payment for the systems sold in 1999.

During 2000, the Company sold one laser system to a physician associated with a director of the Company, which is included in accounts receivable at December 31, 2001.

NOTE 16—COMMITMENTS AND CONTINGENCIES

Visx, Incorporated

On November 15, 1999, the Company was served with a complaint filed by Visx asserting that the Company's technology infringed one of Visx's U.S. patents for equipment used in ophthalmic surgery. On February 1, 2000, the Company filed suit against Visx claiming non-infringement and invalidity of the Visx patent and asserting that Visx infringes U.S. Patent No. 5,630,810. In May 2001, the Company settled this litigation in exchange for payments and related costs of approximately $591,000.

Northern New Jersey Eye Institute

In March 1999, the Company received notice of an action filed by the former owners of Northern New Jersey Eye Institute, or NNJEI, and related assets and entities against the Company alleging breach of contract in connection with a provision in our July 1996 acquisition agreements related to the assets of NNJEI and related assets and entities. Such provision provided for additional issuance of the Company's Common Stock if such stock price was not at certain levels in July 1998. The Company issued the additional Common Stock in July 1998 in accordance with the provisions of the agreements. The plaintiffs alleged that, based on the price of the Company's Common Stock in July 1998, additional payments were required of approximately $540,000. In November 2000, the Company settled this litigation in exchange for a one-time payment of $135,000.

Former MRF, Inc. Shareholder

In November 1999, a lawsuit was filed on behalf of a former shareholder of MRF, Inc. (the Subsidiary), a wholly-owned subsidiary of the Company. The lawsuit names the Company's chief executive officer as the sole defendant and alleges fraud and breach of fiduciary duty in connection with the redemption by the Subsidiary of the former shareholder's capital stock in the Subsidiary. At the time of the redemption, which redemption occurred prior to the Company's acquisition of the Subsidiary, the Company's chief executive officer was the president and chief executive officer of the Subsidiary. The Company's Board of Directors has authorized the Company to retain and, to the fullest extent permitted by the Delaware General Corporation Law, pay the fees of counsel to defend the Company's chief executive officer, the Subsidiary and the Company in the litigation so long as a court has not determined that the Company's chief executive officer failed to act in good faith and in a manner he reasonably believed to be in the best interest of the Subsidiary at the time of the redemption. Management has reviewed the lawsuit and believes that the allegations set forth therein are without merit, and that the Company's obligations with respect to the legal defense will not have a material adverse effect on the Company's financial condition or results of operations.

Lambda Physik

In January 2000, a lawsuit was filed on behalf of Lambda Physik, Inc. (Lambda) alleging that the Company is in breach of an agreement it entered into with Lambda for the purchase of lasers from Lambda. Lambda has requested $1,852,813 in damages, plus interest, costs and attorney's fees. The Company has since successfully argued for a change in venue to Orange County, Florida. The Company believes that the allegations made by the plaintiff are without merit, and intends to vigorously defend the action. Management believes that the Company has satisfied its obligations under the agreement and that this action will not have a material adverse effect on the Company's financial condition or results of operations.

Kremer

In November 2000, a lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania on behalf of Frederic B. Kremer, M.D. and Eyes of the Future, P.C. alleging that the Company is in breach of certain terms and conditions of an agreement it entered into with Dr. Kremer relating to the Company's purchase of a patent from Dr. Kremer. Dr. Kremer has requested equitable relief in the form of a declaratory judgment as well as damages in excess of $1,600,000, plus interest, costs and attorney's fees. The Company believes that the allegations made by the plaintiff are without merit, and intends to vigorously defend the action. Management believes that the Company has satisfied its obligations under the agreement and that this action will not have a material adverse effect on the Company's financial condition or results of operations.

Former U.S. Distributors

In October 2001, three entities that previously served as distributors for LaserSight's excimer laser system in the United States, Balance, Inc. d/b/a Bal-Tech Medical, Sun Medical, Inc. and Surgical Lasers, Inc., filed a lawsuit in the Circuit Court of the Ninth Judicial Circuit, Orange County, Florida. The lawsuit names the Company, its chief executive officer and vice president of sales, as defendants. The lawsuit alleges various claims related to the Company's termination of the distribution arrangements with the plaintiffs including breach of contract, breach of the covenant of good faith and fair dealing, tortious interference with business relationships, fraudulent misrepresentation, conversion and unjust enrichment. Plaintiffs request actual damages in excess of $5,000,000, punitive damages, prejudgment interest, attorneys' fees and costs and other equitable relief. Management believes that the Company has satisfied its obligations under the distribution agreements, and that the allegations against it are without merit and intends to vigorously defend this lawsuit. Management believes that the outcome of this litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Jarstad

In January 2002, a customer filed a lawsuit in the Superior Court of the State of Washington in and for the County of King. The lawsuit was subsequently remanded to federal court. The lawsuit names the Company and an unaffiliated finance company as defendants. The lawsuit alleges various claims related to the Company's sale of a laser system to the plaintiff including breach of contract, breach of express warranty, breach of implied warranty, fraudulent inducement, negligent misrepresentation, unjust enrichment, violation of the consumer protection act and product liability. Plaintiffs request damages to be determined at trial, reimbursement for leasing fees, prejudgment and postjudgment interest, attorneys' fees and costs and other equitable relief. Management believes that the Company has satisfied its obligations under the sale agreement, and that the allegations against it are without merit and intends to vigorously defend this lawsuit. Management believes that the outcome of this litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Lease Obligations

The Company leases office space and certain equipment under operating lease arrangements.

Future minimum payments under non-cancellable operating leases, with initial or remaining terms in excess of one year, as of December 31, 2001, are approximated as follows:

2002	$566,000
2003	402,000
2004	134,000
2005	111,000
2006	65,000

Rent expense during 2001, 2000 and 1999 was approximately $1,168,000, $1,028,000 and $895,000, respectively.

Future minimum purchase commitments for laser related inventory are approximately $2,700,000 cumulatively by June 2004.

NOTE 17—SUBSEQUENT EVENT

Amended Loan Agreement

Effective February 15, 2002, the Company's covenants on the term note payable to Heller were amended to decrease the required minimum level of net worth and establish a minimum level of tangible net worth and minimum quarterly revenues during 2002. In addition, monthly principal payments of $10,000 begin in February 2002, increasing to $20,000 monthly in June 2002 and $30,000 monthly in October 2002.

Independent Auditors' Report

The Board of Directors and Stockholders
LaserSight Incorporated:

We have audited the accompanying consolidated balance sheets of LaserSight Incorporated and Subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaserSight Incorporated and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

St. Louis, Missouri
March 22, 2002

Corporate Information

LASERSIGHT'S BOARD OF DIRECTORS

Francis E. O'Donnell, M.D., Chairman of the Board and Director
Medical Director, O'Donnell Eye Institute (Vision care services)

Michael R. Farris, President, Chief Executive Officer and Director

Terry A. Fuller, Ph.D., Director
President, Fuller Research Corporation (Surgical devices)

Guy W. Numann, Director
Retired, Former President, Harris Corporation, Communications Sector

David T. Peroni, Director
President, Independent Management Advisors, Inc. (Management consulting)

ADDITIONAL EXECUTIVE OFFICERS

Gregory L. Wilson, Chief Financial Officer

Jack T. Holladay, M.D., Medical Director

INDEPENDENT AUDITORS

KPMG LLP
St. Louis, MO

LEGAL COUNSEL

The Lowenbaum Partnership LLC
St. Louis, MO

Sonnenschein Nath & Rosenthal
Chicago, IL

ANNUAL SHAREHOLDER MEETING

October 25, 2002, 10:00 A.M.
Hilton Garden Inn
Orlando International Airport
Orlando, FL

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005

Address is for submitting documents, requesting a transfer, address changes or account consolidation.

Transfer Agent telephone number is (718) 921-8293

INVESTOR CONTACT

William Kern, Senior Vice President—Corporate Development
Phone: (407) 678-9900, extension 163
Facsimile: (407) 678-9981
bkern@lase.com

Forms 10-K and 10-Q are available without charge:
LaserSight Incorporated
Investor Relations Department
3300 University Boulevard, Suite 140
Winter Park, FL 32792

CORPORATE HEADQUARTERS

3300 University Boulevard, Suite 140
Winter Park, FL 32792
Phone: (407) 678-9900
Facsimile: (407) 678-9981
www.lase.com

STOCK INFORMATION

Our Common Stock trades on The Nasdaq Stock Market® under the symbol LASE. The following table sets forth, for the fiscal quarters indicated, the high and low sales price for our Common Stock on The Nasdaq Stock Market.

Fiscal 2001	High	Low
First Quarter	$ 2.47	1.00
Second Quarter	3.00	1.28
Third Quarter	2.33	1.00
Fourth Quarter	1.87	0.47

Fiscal 2000	High	Low
First Quarter	$13.00	5.50
Second Quarter	6.75	3.25
Third Quarter	5.56	3.09
Fourth Quarter	3.81	0.91

On March 29, 2002, the closing sale price for our Common Stock, on The Nasdaq Stock Market was $0.63 per share. As of March 29, 2002, LaserSight had 26,554,168 shares of Common Stock outstanding held by approximately 262 stockholders of record and, to our knowledge, approximately 8,426 total shareholders, including stockholders of record and stockholders in "street name."

We have never declared or paid any cash dividends on our Common Stock and do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Our current policy is to retain all available funds and any future earnings to provide funds for the operation and expansion of our business. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, results of operations and other factors deemed relevant by our Board of Directors, including any contractual or statutory restrictions on our ability to pay dividend.

Designed by Curran & Connors, Inc. / www.curran-connors.com

LASERSIGHT.

sharp focus | broad vision™

3300 University Boulevard, Suite 140
Winter Park, FL 32792 USA
Tel. 407-678-9900 ❑ Toll-free 888-527-3235 ❑ Fax 407-678-3055
Web site www.lase.com